SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY REPORT
(From January 1, 2007 to September 30, 2007)
THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

I.	Overview

II.	Business

III.	Financial Information

IV.	Auditor’s Opinion

V.	Management Structure

VI.	Shares

VII.	Employees

VIII.	Transactions with Interested Parties

IX.	Other Relevant Matters
Attachment: Korean GAAP Non-consolidated Financial Statements

I. OVERVIEW
1. Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Other businesses related to the above
2. Company History
A. Changes Since Incorporation
(1)	Date of Incorporation
—	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2)	Location of Headquarters
—	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
—	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
—	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
—	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
—	11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Mergers
(1)	Target: Shinsegi Communication Co., Ltd.
—	Date: January 13, 2002

—	Registration: January 16, 2002
(2)	Target: SK IMT Co., Ltd.
—	Date: May 1, 2003

—	Registration: May 7, 2003
C. Significant Recent Business Events
N/A

3. Information Regarding Shares
A. Total number of shares

(As of June 30, 2007)			(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,526,252	—	8,526,252	—
VI. Number of shares outstanding (IV-V)	72,667,459	—	72,667,459	—

B. Capital Stock and Price per Share

(As of June 30, 2007)							(Unit: Won, shares)
Classification	Type	Capital (total face value)			Price per share
		Capital amount in financial statements (a)	Total number of issued shares (IV of A×b)	Total amount of distributed shares (VI of A×b )	Par value per share (b)	Capital/ Total number of issued shares (a / IV of A.)	Capital/ Number of distributed shares (a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3
Total		44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3
C. Acquisition and Disposition of Treasury Shares
(1) Status of Acquisition and Disposition of Treasury Shares

Acquisition method	Type of share	Amount at the beginning of period	Acquisition (+)	Disposition (-)	Retirement (-)	Amount at the end of period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share	4,561,572	—	—	—	4,561,572
	Preferred share	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	—	77,970
	Preferred share	—	—	—	—	—
Sub-total	Common share	4,639,542	—	—	—	4,639,542
	Preferred share	—	—	—	—	—
Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	—	3,886,710
	Preferred share	—	—	—	—	—
Total	Common share	8,526,252	—	—	—	8,526,252
	Preferred share	—	—	—	—	—

Notes:

*	Of the 4,639,542 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,504,657 shares were deposited with the Korea Securities Depository as of November 2, 2007 for any exchange of the Company’s overseas exchangeable bonds.

D. Employee Stock Ownership Program
(1) Transactions with the Employee Stock Ownership Program
a)	On August 23, 1999, the Company lent Won 118.6 billion of purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.
—	Terms of the loan: 8-year installment repayment plan following a three-year grace period
—	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b)	Repayment amount during the first to the third quarter of 2007 : Won 2,669,948,000
—	Details of the loan repayment

(As of September 30, 2007)		(Unit: in thousand Won)
Classification	Amount	Remarks
Initial loan amount	118,577,755	Lent on August 23, 1999 to 3,540 persons
Accumulated repayment amount	113,718,148	Includes Won 2.67 billion repaid during the first to the third quarter of 2007
Balance	4,859,607	Expected full repayment by June 2010
(2) Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3) Shareholdings of the Employee Stock Ownership Program

			(Unit: shares)
Account classification	Types of share	Balance at the beginning of period	Balance at the end of period
E.S.O.P. account	—	—	—
Member account	Common share	197,240	163,011

*	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

4. Status of Voting Rights

(As of September 30, 2007)			(Unit: shares)
Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,526,252	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A - B - C + D)	Common share	72,667,459
	Preferred share	—	—
5. Dividends and Others

		(Unit: in million Won except per share value)
		—,
Classification		3Q 2007	2006	2005
Par value per share		500	500	500
Current net income		1,504,780	1,446,598	1,871,380
Net income per share		21,693	19,734	25,421
Income available for distribution as dividend		—	1,574,716	1,930,626
Total cash dividend		72,667	582,386	662,529
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		—	40.3	35.4
Cash dividend yield ratio(%)	Common share	—	3.6	4.9
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	1,000	8,000	9,000
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

*	The total amount of cash dividend for the year ended December 31, 2006 includes the interim dividend amount of Won 73,714 million, and the cash dividend amount per share of Won 8,000 for the same period includes the interim dividend amount of Won 1,000 per share.

*	The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share of Won 9,000 for the same period includes the interim dividend amount of Won 1,000 per share.
II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of September 30, 2007, the number of domestic mobile phone subscribers reached 42.8 million and with a 88.4% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth

					(Unit: 1,000 persons)
Classification		End of 3Q 2007	End of 2006	End of 2005	End of 2004	End of 2003
Penetration rate (%)		88.4	83.2	79.4	75.9	70.1
Number of subscribers	SK Telecom	21,606	20,271	19,530	18,783	18,313
	PCS	21,195	19,926	18,812	17,803	15,279
	Total	42,801	40,197	38,342	36,586	33,592
(Data: Ministry of Information and Communication website)

(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 88.4% (as of the end of September 2007), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Share
* Historical market share of the Company

			(Unit: %)
Classification	End of 3Q 2007	2006	2005
Mobile phone	50.5	50.4	50.9
* Comparative market share

(As of September 30, 2007)			(Unit: %)
Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	31.7	17.8
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
N/A
2. Major Products
A. Status of Major Products as of September 30, 2007

(Unit: in million Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	8,238,525 (98.4%)
		Others	Others	131,364 (1.5%)
B. Price Trend of Major Products

Item		3Q 2007	During 2006	During 2005
Mobile phone (Based on standard call charge)	Basic fee (per month)	13,000	13,000	13,000
	Service fee (per 10 seconds)	20	20	20

* Caller ID service became free of charge beginning January 2006.
3. Investment Status
A. Investments in Progress

						(Unit: Won 100 million)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/New installation	2007	Network, systems and others	Capacity increase and quality improvement; systems improvement	17.500	11,599	5,901
* Amount already invested is the cumulative amount expended through the first to the third quarter of 2007
B. Future Investment Plan

					(Unit: Won 100 million)
			Expected investment for
	Expected investment amount		each year
Business field	Asset type	Amount	2008	2009	Investment effect
Network/Common	Network, systems and others	17,500	N/A	N/A	Upgrades to the existing services and provision of new services
	Total	17,500	N/A	N/A	—
* The expected investment amount of Won 1,750.0 billion is the planned investment amount for 2007.
4. Derivative Products and Others
A. Derivatives Contracts
(1) FX Swap
a)	Purpose of Contracts: Currency Exchange Risk Hedging

b)	Contract Terms
—	Cross Currency Swap

(As of September 30, 2007)				(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
US$125 million	Citibank	March 23, 2004	Exchange on the date immediately preceding the principal and interest payment date	(35,584)
US$125 million	Credit Suisse	March 23, 2004	Same as above	(37,509)
US$50 million	BNP Paribas	March 23, 2004	Same as above	(14,543)
US$100 million	Calyon	October 10, 2006	Same as above	(1,261)
US$150 million	Merrill Lynch	July 13, 2007	Same as above	2,502
US$150 million	Morgan Stanley	July 13, 2007	Same as above	2,191
US$150 million	Barclays Capital	July 16, 2007	Same as above	1,566
* Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
— FX Swap

(As of September 30, 2007)				(Unit: in million Won)
			Proceeds payment
Contract amount	Contract party	Contract date	method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(23,929)
US$1,000 million	Hana Bank	June , 2006	Payment of US Dollars and receipt of Korean Won on October 5, 2007	3,163
US$1,000 million	Hana Bank	September, 2007	Payment of Korean Won and receipt of US Dollars on October 5, 2007	(12,344)
HKD 10,900 million	Calyon	September, 2007	Payment of HK Dollars and receipt of Korean Won on September 16, 2007	10,482
(2) Interest Rate Swap
a)	Purpose of Contracts: Interest Rate Risk Hedging

b)	Contract Terms

(As of September 30, 2007)				(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
2,000	Shinhan Bank	June 28, 2006	Fixing of interest payment date / exchange of floating interest rate	1,972
* Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.

5. R&D Investments

			(Unit: in thousand Won)
Category		3Q 2007	2006	2005
Raw material		60,534	184,969	234,889
Labor		30,663,616	33,986,701	35,191,759
Depreciation		92,950,213	134,461,257	121,335,301
Commissioned service		67,211,250	83,751,223	86,536,635
Others		23,399,829	35,680,197	41,730,732
Total R&D costs		214,285,442	288,064,347	285,029,316
Accounting	Sales and administrative expenses	207,725,619	277,807,352	273,223,885
	Development expenses (Intangible assets)	6,559,823	10,256,995	11,805,431
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.56%	2.70%	2.81%
6. Other Matters
A. External Fund Procurement Summary
* Domestic procurement

				(Unit: in million Won)
			Reduction from
Source of procurement	Beginning balance	New procurement	repayment	Ending balance	Remarks
Bank	200,000	—	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	9,839	—	6,578	3,261	—
Total procurement from financial institutions	209,839	—	6,578	203,261	—
Corporate bond (public offering)	2,100,000		400,000	1,700,000	—

(Unit: in million Won)
Reduction from
Source of procurement	Beginning balance	New procurement	repayment	Ending balance	Remarks
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset-backed securitization (public offering)	—	—	—	—	—
Asset-backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,100,000		400,000	1,700,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	2,309,839		406,578	1,903,261	—
* Overseas procurement

				(Unit: in million Won)
			Reduction in
			repayment and
Procurement source	Beginning balance	New procurement	others	Ending balance	Remarks
Financial institutions	92,960	—	890	92,070	Exchange rate adjustment
Overseas securities (Corporate bonds)	278,880	368,280	2,670	644,490	Exchange rate adjustment New procurement
Overseas securities (shares and others)	356,356	—	22,524	333,832	Exchange requirement
Asset-backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	728,196	368,280	26,084	1,070,392	—

B. Credit Ratings
(1) Corporate Bonds

			Credit rating entity	Evaluation
Credit rating date	Subject of valuation	Credit rating	(Credit rating range)	classification
March 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
March 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
December 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
December 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
* Rating definition:	“AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
June 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 11, 2004	CP	A1	Korea Ratings	Current valuation
June 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation
June 13, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
June 21, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
* Rating definition:	“A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating of	Credit rating company
Date of credit rating	Subject of valuation	securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Current valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Current valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation

III. FINANCIAL INFORMATION
1. Summary Financial Statements

			(Unit: in million Won)
Classification	Year ended December 31,
	3Q 2007	2006	2005	2004	2003
Current assets	4,019,508	4,189,325	4,172,485	3,854,345	3,460,706
• Quick assets	4,001,851	4,172,887	4,166,500	3,843,384	3,452,682
• Inventory	17,657	16,438	5,985	10,961	8,024
Fixed assets	13,360,990	11,624,728	10,349,191	10,166,360	9,915,253
• Investments	5,438,895	3,547,942	2,366,760	2,112,488	1,763,359
• Tangible assets	4,468,605	4,418,112	4,595,884	4,605,253	4,551,626
• Intangible assets	3,180,135	3,405,158	3,386,547	3,448,619	3,600,268
• Other non-current assets	273,355	253,516	—	—	—	—
Total assets	17,380,498	15,814,053	14,521,676	14,020,705	13,375,959
Current liabilities	2,518,951	2,985,620	2,747,268	2,859,711	4,231,974
Fixed liabilities	3,843,063	3,522,006	3,516,528	4,033,902	3,202,147
Total liabilities	6,362,013	6,507,626	6,263,796	6,893,613	7,434,121
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,947,698	2,962,699	2,966,198	2,983,166	2,915,964
Capital adjustment	(2,022,478)	(2,019,568)	(2,022,817)	(2,057,422)	(2,159,114)
Accumulated comprehensive income	1,208,809	473,904	—	—	—	—
Retained earnings	8,839,816	7,844,753	7,269,861	6,156,708	5,140,349	—
Total capital	11,018,485	9,306,427	8,257,881	7,127,091	5,941,838
Sales	8,369,889	10,650,952	10,161,129	9,703,681	9,520,244
Operation income	1,860,824	2,584,370	2,653,570	2,359,581	3,080,660
Ordinary income	2,174,304	2,021,643	2,554,613	2,115,778	2,714,194
Current net income	1,576,403	1,446,598	1,871,380	1,494,852	1,942,750
* See the attached Korean GAAP Non-consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

3Q 2007	2006	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Hana Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
3Q 2007	Appropriate	—
3Q 2006	Appropriate	—
Year ended December 31, 2006	Appropriate	—
Year ended December 31, 2005	Appropriate	—
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

			(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
3Q 2007	Deloitte Anjin LLC	Semi-annual review	941,000	10,441
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review	656,000	7,637
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review	447,000	5,177
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2004	Deloitte Hana Anjin LLC	Semi-annual review	360,000	4,808
		Quarterly review

			(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
3Q 2007	Deloitte Anjin LLC	Semi-annual review	941,000	10,441
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		Non-consolidated financial statements audit
		Consolidated financial statements audit
V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1) Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
—	Convocation of shareholders’ meeting and submission of agenda

—	Prior approval of financial statements

—	Decisions on issuance of new shares

—	Long-term borrowings, issuance of corporate bonds and redemptions

—	Capital transfer of reserves

—	Election of CEO and representatives

—	Appointment of executive directors

—	Establishment, transfer or closure of branches

—	Enactment of and revision to the Regulations for the Board of Directors

—	Annual business plan and budgeting

—	Approval of investments of Won 15 billion or above

—	Planned budget increases and changes for investments or Won 15 billion or above

—	Diversification into new businesses

—	Investments and joint ventures of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

—	Establishment of subsidiaries

—	Guarantees of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

—	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act

—	Enactment of and amendment to the Internal Trading Procedures

—	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors
—	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 15 billion or above

•	Matters related to guarantees of under Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 15, 2007, in the notice of the annual general meeting of shareholders, information on Jung Nam Cho, Sung Min Ha and Dal Sup Shim, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
276th (the first meeting of 2007)	January 25, 2007	—	Financial statements for the year ended December 31, 2006	Approved as proposed
		—	Annual business report for the year ended December 31, 2006	Approved as proposed

Meeting	Date	Agenda		Approval
277th (the second meeting of 2007)	February 13, 2007	—	Organization of Independent Non-executive Director Nomination Committee	Approved as proposed
278th (the third meeting of 2007)	February 13, 2007	—	Convocation of the 23rd General Meeting of Shareholders	Approved as proposed
		—	Change in the Fair Trade Voluntary Compliance Program manager	Approved as proposed
279th (the fourth meeting of 2007)	March 9, 2007	—	Election of the representative director and appointments of executive directors	Approved as proposed
		—	Election of committee members	Approved as proposed
280th (the fifth meeting of 2007)	April 27, 2007	—	Entry into UN Global Compact	Approved as proposed
281th (the sixth meeting of 2007)	May 29, 2007	—	WCDMA Investment Plan	Approved as proposed
282th (the seventh meeting of 2007)	June 29, 2007	—	Capital Investment in AD Chips & Acquisition of Convertible Bond	Disapproval
		—	Capital Investment in iHQ	Approved as proposed
		—	Capital Investment in NTREEV	Approved as proposed
		—	Issuance of Global Bond	Approved as proposed
		—	Capital Injection into USA Holdings Inc.	Approved as proposed
283th (the eighth meeting of 2007)	July 27, 2007	—	Interim Dividend	Approved as proposed
284th (the ninth meeting of 2007)	September 20, 2007	—	Capital Increase Review on SK Telecom USA Holdings	Approved
		—	New Corporate Establishment and Equity Participation in the USA	Approved as proposed
		—	Transactions with SK C&C during 4Q 2007	Approved as proposed
285th (the tenth meeting of 2007)	October 16, 2007	—	Extension of Stock Buyback Trust Contract	Approved as proposed

(4) Committee Structure and Activities of the Board of Directors
a)	Independent non-executive Director Nomination Committee
—	Organization

(As of September 30, 2007)
Number of Persons	Members
	Company Directors	Independent non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Seung Taik Yang, Sang Jin Lee
—	Activities

Meeting	Date	Number of Attendees	Details
8th Meeting (the first meeting of 2007)	February 13, 2007	4 persons /4 persons	— Election of the Chairman: Seung Taik Yang — 23nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates Dal Sup Shim
     * The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.

b)	Compensation Review Committee
—	Organization

(As of September 30, 2007)
Members
Number of Persons	Company Directors	Independent non-executive Directors
8 persons	—	Dae Sik Kim, Yong Woon Kim, Dae Kyu Byun, Dal Sup Shim, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Chin Lim
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2007	April 26, 2007	7 persons/ 8 persons	Election of chairman
The second meeting of 2007	July 27, 2007	7 persons/ 8 persons	Compensation System Review
*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c)	Capex Review Committee
—	Organization

(As of September 30, 2007)
Members
Number of Persons	Company Directors	Independent non-executive Directors
5 persons	Lee Bang Hyung	Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Chin Lee
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2007	April 26, 2007	4 persons/5 persons	— Election of chairman
The second meeting of 2007	June 28, 2007	5 persons/5 persons	— Capital Investment in AD Chips & Acquisition of Convertible Bond
— Capital Investment in iHQ
— Capital Investment in NTREEV
The third meeting of 2007	September 19, 2007	5 persons/5 persons	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
d)	Globalization Committee
—	Organization

(As of September 30, 2007)
Members
Number of Persons	Company Directors	Independent non-executive Directors
4 persons	Ha Sung Min	Dae Sik Kim, Dae Kyu Byun, Sang Chin Lee
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2007	June 28, 2007	5 persons/5 persons	— Capital Injection into USA Holdings Inc.
*	The Globalization Committee is a committee established by the resolution of the Board of Directors.
e)	Audit Committee: See “B. Audit System” below.
*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1) Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.
b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.
c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2) Authority of the Audit Committee
     Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3) Members of the Audit Committee
     Audit Committee Members are directors Dae Sik Kim, Yong Woon Kim, Dal Sup Shim and Hyun Chin Lim.

(4) Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2007	January 24, 2007	— Financial statements for the year ended December 31, 2006	—	—
— Annual business report for the year ended December 31, 2006
— Report on operation of internal accounting controls
The second meeting of 2007	February 12, 2007	— Report on K GAAP audit of the financial statements for the year ended December 31, 2006	— —	—
		— Report on the review of internal accounting controls for the year ended December 31, 2006	— —
		— Report on the 2006 second-half management audit and the 2007 plan	— —
		— Auditor’s opinion on internal controls	Approved as proposed
		— Audit report for the year ended December 31, 2005	Approved as proposed
		— Evaluation of internal accounting controls	Approved as proposed
The third meeting of 2007	April 26, 2007	— Election of committee chairman	Approved as proposed	—
		— Reaffirmation of services to be provided by external auditors for fiscal year 2007	To be re-proposed at subsequent meeting
		— Report on internal audit regarding the appropriateness of imposition of certain fines	— —
The fourth meeting of 2007	May 28, 2007	— Accounting audit schedule for 2007	—	—
		— Remuneration for outside auditor for 2007	Approved as proposed
		— Collective re-approval of outside auditor’s service schedule for 2007	Approved as proposed
The fifth meeting of 2007	June 28, 2007	— Issuance of Global Bond plan	—
		— Report on US-GAAP audit of the financial statements for the year ended December 31, 2007	—	—
The sisth meeting of 2007	July 26, 2007	— Interim dividend plan	—
		— Financial results for the first half of 2007	—
		— Report on K-GAAP audit of the financial statements for the first half of 2007	—	—
		— Management audit results for the first half of 2007	—
The seventh meeting of 2007	September 19, 2007	— Evaluation of internal accounting controls	—	—

C. Exercise of Voting Rights by the Shareholders
(1) Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
—	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.
—	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
D. Compensation of Officers and Others
(1) Compensation of Directors (including Independent non-executive Directors) and Members of the Audit Committee

				(Unit: in million Won)
Classification	Total payment	Total amount approved by the Meeting of Shareholders	Average payment per person	Remarks
Company directors	4,360	12,000	1,090	—
Independent non-executive directors	465		60	Including members of the Audit Committee
(2) Granting and Exercise of Stock Options
     All of the options granted by the Company in or after 2001, in the total amount of 109,550 shares, have expired and there are no options that remain outstanding. The exercise period for the stock options granted on March 8, 2002 (for 65,730 shares) was from March 8, 2005 to March 7, 2007, and all such options have expired without exercise.
2. Affiliated Companies
(1) Summary of Corporate Group
     — Name: SK Group

(2) Capital Investments between Affiliated Companies

(As of October 15, 2007)							* Based on common shares
	Invested companies
Investing company	SK Corporation	SK Energy	SK Networks	SK Telecom	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		17.34%	40.55%	21.75%	42.50%		72.13%
SK Energy
SK Networks				1.34%		0.02%	17.71%	22.71%
SK Telecom
SK Chemicals						58.03%
SKC							10.16%	12.41%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	11.16%	11.16%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	11.16%	28.50%	40.55%	23.09%	42.50%	58.05%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	CCES	YNES	Pohang Gas
SK Corporation		51.00%
SK Energy					32.38%
SK Networks	50.37%			15.00%	4.61%
SK Telecom				30.00%
SK Chemicals	0.25%
SKC	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil					5.23%
Daehan City Gas
SK Telink
SK E&S			45.53%			100.00%	100.00%	100.00%
SK Communications
iHQ
Empas
Total affiliated companies	58.12%	51.00%	45.53%	45.00%	42.22%	100.00%	100.00%	100.00%

	Invested companies
	Daehan City	Daehan					Busan City
Investing companies	Gas	Engineering	SK Sci-tech	K-Power	SK NJC	SK Telink	Gas
SK Corporation				65.00%
SK Eenrgy
SK Networks
SK Telecom						90.77%
SK Chemicals			50.00%		60.00%
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas		100.00%
SK Telink
SK E&S	40.00%						40.00%
SK Communications
iHQ
Empas
Total affiliated companies	40.00%	100.00%	50.00%	65.00%	60.00%	90.77%	40.00%

	Invested companies
	Jeonnam City	Gangwon City		OK Cashbag	Chungnam	SK
Investing companies	Gas	Gas	GBES	Service	City Gas	Wyverns
SK Corporation
SK Eenrgy				96.67%
SK Networks
SK Telecom				1.19%		99.99%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
SK E&S	100.00%	100.00%	100.00%		100.00%
SK Communications
iHQ
Empas
Total affiliated companies	100.00%	100.00%	100.00%	97.86%	100.00%	99.99%

	Invested companies
			SK
Investing companies	Infosec	MRO Korea	Communications	SK Telesys	Innoace	AirCROSS
SK Corporation
SK Energy
SK Networks		51.00%			43.08%
SK Telecom			85.90%		14.25%	100.00%
SK Chemicals
SKC	20.63%			77.13%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	48.14%
SK incheon oil
Daehan City Gas
SK Telink			1.18%
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	68.77%	51.00%	87.08%	77.13%	57.33%	100.00%

	Invested companies
Investing companies	Encar network	Global C&I	Paxnet	TU Media	SK D&D	SK Utis	SK CTA
SK Corporation
SK Energy	50.00%						33.67%
SK Networks
SK Telecom		50.00%	59.74%	32.70%
SK Chemicals						60.00%
SKC
SK E&C					44.98%
SK Shipping
SK Securities		40.00%
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	50.00%	90.00%	59.74%	32.70%	44.98%	60.00%	33.67%

	Invested companies
				SK	SK Mobile		SK Incheon
Investing companies	Seoul Records	In2Gen	Independence	Petrochemical	Energy	SKC Media	Oil
SK Corporation
SK Energy					88.34%		90.63%
SK Networks
SK Telecom	60.00%
SK Chemicals		84.19%		100.00%
SKC					11.66%	100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C			67.78%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	60.00%	84.19%	67.78%	100.00%	100.00%	100.00%	90.63%

	Invested companies
Investing companies	iHQ	YTN Media	I Film Co.	NTREEV Soft	SK I-Media	Empas	Ecolgreen
SK Corporation
SK Energy
SK Networks							55.00%
SK Telecom	37.09%			66.69%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C					40.00%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications					60.00%	24.43%
IHQ		51.42%	45.00%
Empas
Total affiliated companies	37.09%	51.42%	45.005	66.69%	100.00%	24.43%	55.00%

	Invested companies
				SKN
Investing companies	Pullbbang	Island	SKC Air Gas	Service
SK Corporation
SK Energy
SK Networks	58.33%			100.00%
SK Telecom
SK Chemicals
SKC			80.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil		50.00%
Daehan City Gas
SK Telink
SK E&S
SK Communications
IHQ
Empas
Total affiliated companies	58.33%	50.00%	80.00%	100.00%

VI. SHARES
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Related Parties

(As of September 30, 2007)								(Unit: share, %)
			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending
Name	Relationship	Types of shares	Number of shares	Ownership ratio	Number of shares	Number of shares	Number of shares	Ownership ratio	Cause of change
SK Corporation	Parent company	Common stock	17,663,127	21.75	—	—	17,663,127	21.75	—
SK Networks	Affiliated company	Common stock	1,085,325	1.34	—	—	1,085,325	1.34	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Choi	Officer of affiliated company	Common stock	770	0.00	—	770	—	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—
Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—
Bang Hyung Lee	Director	Common stock	400	0.00	—	—	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	18,751,980	23.10	—	—	18,751,210	23.09	—
		Preferred stock	0	0	—	—	0	0
		Total	18,751,980	23.10	—	—	18,751,210	23.09

Largest shareholder: SK Corporation			Number of related parties: 8 persons

B. Shareholders with More than 5% Shareholding

(As of June 30, 2007)						(Unit: share, %)
		Common share		Preferred share		Sub-total
Rank	Name (title)	Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,321,893	29.96	—	—	24,321,893	29.96
2	SK Corporation	17,663,127	21.75	—	—	17,663,127	21.75
3	SK Telecom	8,526,252	10.50	—	—	8,526,252	10.50
Total		50,511,272	62.21	—	—	50,511,272	62.21
C. Shareholder Distribution

(As of June 30, 2007)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	23,259	99.96	26,207,534	32.27	—
Minority shareholders (corporate)	883	3.79	9,912,469	12.20	—
Minority shareholders (individual)	22,376	96.16	16,295,065	20.06	—
Largest shareholder	1	0.00	17,663,127	21.75	—
Major shareholders	—	—	—	—	—
Other shareholders	9	0.03	54,986,177	67.72	—
Other shareholders (corporate)	7	0.03	29,293,172	36.07	—
Other shareholders (individual)	2	0.00	25,693,005	31.64	—
Total	23,268	100.00	81,193,711	100.00	—

2. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market

						(Unit: Won, shares)
		September	August	July	June	May	April
Types		2007	2007	2007	2007	2007	2007
Common share	Highest	212,000	206,500	221,000	213,000	215,000	197,000
	Lowest	206,000	192,000	200,000	200,000	200,500	188,500
Monthly transaction volume		2,494,024	4,408,098	5,311,253	4,251,318	4,493,840	4,900,458
B. Overseas Securities Market

New York Stock Exchange							(Unit: US$, ADR)
		September	August	July	June	May	April
Types		2007	2007	2007	2007	2007	2007
Depository receipt	Highest	29.70	29.33	30.30	28.02	27.76	24.83
	Lowest	28.05	26.15	27.41	26.11	25.46	23.41
Monthly transaction volume		20,339,291	42,018,148	32,018,574	23,520,924	39,284,124	31,587,540
VII. EMPLOYEES

(As of September 30, 2007)								(Unit: persons, in million Won)
	Number of employees
Classification	Office managerial positions	Production positions	Others	Total	Average service year	Total half year wage	Average wage per person	Remarks
Male	3,802	—	—	3,802	9.15	175,847	46	—
Female	570	—	—	570	7.39	21,076	37	—
Total	4,372	—	—	4,372	8.27	196,923	45	—

VIII. TRANSACTIONS WITH RELATED PARTIES
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2007)						(Unit: in million Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	5,282	—	575	4,707	317	—
B. Equity Investments

(As of September 30, 2007)				(Unit: in million Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
SKT U.S.A. Holdings	Affiliated company	Common share	199,047	73,536	—	272,583	—
AirCROSS	Affiliated company	Common share	300	2,140	—	2,440	—
TU Media	Affiliated company	Common share	64,611	32,368	—	96,979
China STC	Affiliated company	Common share	1,343	5,646	—	6,989
SK Telecom(CHINA) Holding Co.,Ltd.	Affiliated company	Common share	—	4,168	—	4,168
iHQ	Affiliated company	Common share	41,846	10,000	—	51,846
Pillio	Affiliated company	Common share	—	6,276	—	6,276
Baba.com	Affiliated company	Common share	—	1,975	—	1,975
ENTREEV	Affiliated company	Common share	—	17,720	—	17,720
Total			307,147	153,829	—	460,976	—

2. Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)
* Agents

						(Unit: in million Won)
Name (Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	64,984	193,751	135,021	123,714	—	—
* Overseas investment companies

						(Unit: in million Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee
B. Equity Investments

				(Unit: in million Won)
		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
Nayio Media, Inc.	—	Common share	248	—	248	—	—
DCM V.L.P.	—	—	—	4,692	—	4,692	—
Sky Lake Fund	—	—	—	352	—	352	—
Centurion IT Investment Group	—	—	3,000	—	900	2,100	—
KTB Investment Group	—	—	1,060	—	371	689	—
Bridge Mobile Alliance	—	—	—	1,392	—	1,392	—
KINX	—	Common share	54	—	54	—	—
NTS Company	—	Common share	95	—	95	—	—

				(Unit: in million Won)
		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
JS Tech	—	Common share	95	—	95	—	—
P&T Telecom	—	Common share	95	—	95	—	—
GN Solitech	—	Common share	95	—	95	—	—
RF Solution	—	Common share	95	—	95	—	—
Kyoungseo Telecom	—	Common share	95	—	95	—	—
PWNT	—	Common share	95	—	95	—	—
WithNet	—	Common share	95	—	95	—	—
NS Tech	—	Common share	95	—	95	—	—
Hangil Telecom	—	Common share	95	—	95	—	—
M-Cube works	—	Common share	188	—	188	—	—
Stic Investment	—	Common share	8,000	—	8,000		—
Helio.com	—	Common share	1,100	242	—	1,342	—
China Unicom	—	Common share	—	1,333,009	—	1,333,009	—
Total			14,695	1,339,687	10,806	1,343,576	—
IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure
in Korea	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. As of September 30, 2007, the balance of specified monetary trust for treasury shares was Won 982 billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
22nd Fiscal Year Meeting of Shareholders (March 10, 2006)	1. Approval of the financial statements for the year ended December 31, 2005
2. Amendment of the Articles of Incorporation
3. Remuneration limit for Directors
	4. Election of Directors (Election of Independent non-executive directors as Audit Committee members)	Approved (Cash dividend, Won 8,000 per share) Approved (Addition of business objective: travel business) Approved (Won 12 billion) Approved (Kim Yong Woon and Im Hyun Jin)
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
    — Election of executive directors
    — Election of independent non-executive
	directors as Audit Committee members	Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)
3. Contingent Liabilities
A. Material Legal Proceedings
(1) Action for Monetary Damages
a)	Parties to the litigation: G.Mate Inc. (plaintiff) vs. the Company (defendant)

b)	Overview: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but that the Company subsequently refused to take delivery of such units. G.Mate sought approximately Won 4.5 billion in damages.

c)	Progress: An initial mediation process, which was requested by G.Mate, was terminated in January 2007. G.Mate commenced a lawsuit, which is currently pending at the Seoul Central District Court.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 4.5 billion in damages. But as G.Mate, to date, has been unable to produce detailed evidence in support of its claim and calculation of requested damages, the Company expects that the likelihood of a ruling against the Company to be low and the estimated impact on the Company’s operations and finances should not be large; however, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(2) Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a)	Parties to the litigation: Korea Multinet vs. MIC (the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.

c)	Progress: The Seoul Administrative Court dismissed the claim in July 2006, and Korea Multinet has appealed to the Seoul Appellate Court where the lawsuit is currently pending.

d)	Impact on business: The Company plans to provide full support to MIC in the action although no significant impact to the Company’s business is expected; however, the actual impact may differ depending on future events.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2007, the related non-consolidated statements of income for the three months and nine months ended September 30, 2007 and 2006, the non-consolidated statement of cash flows for nine months ended September 30, 2007 and 2006, and the non-consolidated statement of changes in stockholders’ equity for nine months ended September 30, 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 14, 2007, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and practices and review standards and their application in practice.
November 2, 2007
Notice to Readers
This report is effective as of November 2, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
ASSETS	2007		2006		2007	2006
	(In millions)				(In thousands)

CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 12)	~~W~~	368,439	~~W~~	241,100	$403,283	$263,901
Trading securities (Notes 2 and 3)		525,114		665,299	574,775	728,217
Short-term financial instruments (Note 20)		168,759		61,953	184,719	67,812
Current portion of long-term investment securities (Notes 2 and 3)		79,906		156	87,463	171
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~87,714 million as of September 30, 2007 and ~~W~~88,285 million as of December 31, 2006 (Notes 2, 12 and 23)		1,669,990		1,700,650	1,827,923	1,861,482
Short-term loans, net of allowance for doubtful accounts of ~~W~~792 million as of September 30, 2007 and ~~W~~9,212 million as of December 31, 2006 (Notes 2, 5 and 23)		78,446		61,967	85,865	67,827
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~24,915 million as of September 30, 2007 and ~~W~~26,708 million as of December 31, 2006 (Notes 2, 12 and 23)		952,745		1,257,244	1,042,847	1,376,143
Inventories (Note 2)		17,657		16,439	19,327	17,994
Prepaid expenses		107,567		113,256	117,740	123,967
Current deferred income tax assets, net (Notes 2 and 17)		27,798		40,113	30,427	43,907
Currency swap (Notes 2 and 25)		13,751		16,660	15,051	18,236
Accrued income and other		9,336		14,488	10,217	15,857

Total Current Assets		4,019,508		4,189,325	4,399,637	4,585,514

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11, 22 and 23)		4,468,605		4,418,112	4,891,205	4,835,937
Intangible assets, net (Notes 2, 7 and 11)		3,180,135		3,405,159	3,480,883	3,727,188
Long-term financial instruments (Notes 20)		10,019		10,024	10,967	10,972
Long-term investment securities (Notes 2 and 3)		4,008,861		2,376,268	4,387,983	2,600,994
Equity securities accounted for using the equity method (Notes 2 and 4)		1,411,784		1,161,651	1,545,298	1,271,509
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,097 million as of September 30, 2007 and ~~W~~23,148 million as of December 31, 2006 (Notes 2, 5 and 23)		51,812		12,828	56,712	14,041
Guarantee deposits, net of allowance for doubtful accounts of ~~W~~163 million as of September 30, 2007 and December 31, 2006 (Notes 2, 12 and 23)		116,449		120,006	127,462	131,355
Long-term currency swap (Notes 2 and 25)		6,258		—	6,850	—
Long-term interest rate swap (Notes 2 and 25)		1,972		—	2,158	—
Long-term deposits and other		105,095		120,680	115,033	132,093

Total Non-current Assets		13,360,990		11,624,728	14,624,551	12,724,089

TOTAL ASSETS	~~W~~	17,380,498	~~W~~	15,814,053	$19,024,188	$17,309,603

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY	2007		2006		2007	2006
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Accounts payable (Notes 12 and 23)	~~W~~	875,518	~~W~~	1,107,786	$958,317	$1,212,550
Income tax payable (Note 17)		262,635		331,496	287,473	362,846
Accrued expenses (Notes 2 and 24)		362,153		373,865	396,402	409,222
Dividend payable		299		268	327	293
Withholdings		265,508		327,895	290,617	358,904
Current portion of long-term debt, net (Notes 2, 8 and 11)		705,427		794,186	772,140	869,293
Current portion of subscription deposits (Note 10)		8,242		15,760	9,021	17,250
Currency swap (Notes 2 and 25)		13,201		—	14,449	—
Advanced receipts and other		25,968		34,364	28,425	37,615

Total Current Liabilities		2,518,951		2,985,620	2,757,171	3,267,973

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,035,127		1,978,874	2,227,591	2,166,018
Long-term borrowings (Note 9)		292,070		292,960	319,691	320,665
Subscription deposits (Note 10)		10,770		21,140	11,789	23,139
Long-term payables — other, net of present value discount of ~~W~~25,218 million as of September 30,2007 and ~~W~~42,461 million as of December 31, 2006 (Note 2)		424,782		517,539	464,954	566,483
Obligations under capital lease (Notes 2 and 11)		—		1,642	—	1,797
Accrued severance indemnities, net (Note 2)		31,022		9,568	33,956	10,473
Non-current deferred income tax liabilities, net (Notes 2 and 17)		896,081		530,454	980,824	580,620
Long-term currency swap (Notes 2 and 25)		112,825		112,970	123,495	123,654
Long-term interest rate swap (Notes 2 and 25)		—		454	—	497
Guarantee deposits received and other (Notes 2, 23 and 24)		40,385		56,404	44,204	61,738

Total Non-current Liabilities		3,843,062		3,522,005	4,206,504	3,855,084

Total Liabilities		6,362,013		6,507,625	6,963,675	7,123,057

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,639		44,639	48,861	48,861
Capital surplus (Notes 2, 8, 13,16 and 17)		2,947,698		2,962,699	3,226,465	3,242,884
Capital adjustments:
Treasury stock (Notes 1 and 15)		(2,014,927)		(2,014,927)	(2,205,481)	(2,205,481)
Loss on disposal of treasury stock (Notes 15 and 17)		(7,550)		(7,887)	(8,264)	(8,633)
Stock options (Notes 2 and 16)		—		3,246	—	3,553
Accumulated other comprehensive income (loss) (Note 18):
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3 and 17)		1,130,060		408,521	1,236,931	447,155
Equity in other comprehensive income of affiliates, net (Notes 2, 4 and 17)		88,692		82,200	97,080	89,974
Loss on valuation of currency swap, net (Notes 2, 17 and 25)		(11,373)		(16,487)	(12,449)	(18,046)
Gain (loss) on valuation of interest rate swap, net (Notes 2, 17 and 25)		1,430		(329)	1,565	(360)
Retained earnings:
Appropriated (Note 14)		7,335,037		6,679,234	8,028,718	7,310,895
unappropriated		1,504,779		1,165,519	1,647,087	1,275,744

Total Stockholders’ Equity		11,018,485		9,306,428	12,060,513	10,186,546

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	17,380,498	~~W~~	15,814,053	$19,024,188	$17,309,603

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won								Translation into U.S. dollars (Note 2)
	2007				2006				2007		2006
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
OPERATING REVENUE (Notes 2 and 23)	~~W~~	2,815,566	~~W~~	8,369,888	~~W~~	2,712,531	~~W~~	7,891,177	$3,081,837	$9,161,436	$2,969,058	$8,637,453

OPERATING EXPENSES (Note 2):
Labor cost		(102,514)		(323,731)		(100,339)		(320,169)	(112,209)	(354,347)	(109,828)	(350,448)
Commissions paid (Notes 2 and 23)		(1,008,563)		(2,877,487)		(806,258)		(2,397,787)	(1,103,944)	(3,149,614)	(882,507)	(2,624,548)
Depreciation and amortization (Notes 6 and 7)		(443,319)		(1,215,252)		(383,545)		(1,057,068)	(485,244)	(1,330,180)	(419,817)	(1,157,036)
Network interconnection		(250,221)		(737,919)		(207,954)		(712,292)	(273,885)	(807,705)	(227,620)	(779,654)
Leased line		(95,287)		(291,550)		(99,339)		(296,950)	(104,298)	(319,122)	(108,734)	(325,033)
Advertising		(70,027)		(197,454)		(68,453)		(206,116)	(76,650)	(216,127)	(74,927)	(225,609)
Research and development (Note 2)		(53,388)		(151,782)		(51,539)		(153,294)	(58,437)	(166,136)	(56,413)	(167,791)
Rent		(52,046)		(148,788)		(47,948)		(141,588)	(56,968)	(162,859)	(52,482)	(154,978)
Frequency usage		(41,427)		(122,750)		(40,174)		(118,484)	(45,345)	(134,359)	(43,973)	(129,689)
Repair		(39,049)		(109,038)		(34,844)		(97,785)	(42,742)	(119,350)	(38,139)	(107,033)
Cost of goods sold		(19,885)		(46,836)		(11,666)		(24,286)	(21,766)	(51,265)	(12,769)	(26,583)
Other		(103,229)		(286,477)		(102,352)		(319,848)	(112,990)	(313,568)	(112,033)	(350,095)

Sub-total		(2,278,955)		(6,509,064)		(1,954,411)		(5,845,667)	(2,494,478)	(7,124,632)	(2,139,242)	(6,398,497)

OPERATING INCOME		536,611		1,860,824		758,120		2,045,510	587,359	2,036,804	829,816	2,238,956

OTHER INCOME:
Interest income (Note 3)		19,587		54,415		12,917		49,275	21,439	59,561	14,139	53,935
Dividends		6,203		21,096		4,969		20,345	6,790	23,091	5,439	22,269
Commissions (Note 23)		4,357		27,245		9,261		27,220	4,769	29,822	10,137	29,794
Reversal of allowance for doubtful accounts		37		476		—		—	40	521	—	—
Foreign exchange and translation gains (Note 2)		2,551		2,879		288		2,332	2,792	3,151	315	2,553
Equity in earnings of affiliates (Notes 2 and 4)		254,871		271,166		14,415		47,831	278,974	296,810	15,778	52,354
Gain on disposal of investment assets		72		2,002		2,494		4,915	79	2,191	2,730	5,380
Gain on disposal of property, equipment and intangible assets		712		6,430		302		1,056	779	7,038	331	1,156
Gain on transaction and valuation of currency swap (Notes 2 and 25)		22,645		22,645		4,930		4,358	24,787	24,787	5,396	4,770
Gain on conversion of convertible bonds (Note 3)		373,140		373,140		—		—	408,428	408,428	—	—
Gain on repayment of bonds		3,346		3,346		—		—	3,662	3,662	—	—
Other		11,960		30,376		13,686		35,978	13,092	33,250	14,980	39,381

Sub-total		699,481		815,216		63,262		193,310	765,631	892,312	69,245	211,592

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won								Translation into U.S. dollars (Note 2)
	2007				2006				2007				2006
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30		ended September 30		ended September 30		ended September 30
	(In millions)								(In thousands)
OTHER EXPENSES:
Interest and discounts (Note 2)	(~~W~~	54,020)	(~~W~~	162,432)	(~~W~~	61,744)	(~~W~~	178,534)		($59,129)		($177,793)		($67,583)		($195,418)
Donations		(4,722)		(32,298)		(20,960)		(42,479)		(5,169)		(35,352)		(22,942)		(46,496)
Foreign exchange and translation losses (Note 2)		(14,887)		(15,333)		(1,197)		(2,637)		(16,295)		(16,783)		(1,310)		(2,886)
Equity in losses of affiliates (Notes 2 and 4)		(63,984)		(174,069)		(55,762)		(112,054)		(70,035)		(190,531)		(61,035)		(122,651)
Impairment loss on investment securities		(2,036)		(4,386)		—		—		(2,229)		(4,801)		—		—
Loss on disposal of investment assets		—		(9)		(489)		(3,194)		—		(10)		(535)		(3,496)
Loss on disposal of property, equipment and intangible assets		(7,371)		(21,149)		(1,385)		(15,019)		(8,068)		(23,149)		(1,516)		(16,439)
Impairment loss on assets (Note 2)		(369)		(369)		—		—		(404)		(404)		—		—
Loss on transaction and valuation of currency swap (Notes 2 and 25)		(17,791)		(19,559)		—		(8,553)		(19,474)		(21,409)		—		(9,362)
Special severance indemnities (Note 2)		—		—		—		(144,021)		—		—		—		(157,641)
External research and development cost (Note 2)		(17,769)		(55,956)		(16,354)		(49,702)		(19,449)		(61,248)		(17,901)		(54,402)
Other		(1,955)		(16,176)		(17,556)		(31,990)		(2,139)		(17,706)		(19,218)		(35,016)

Sub-total		(184,904)		(501,736)		(175,447)		(588,183)		(202,391)		(549,186)		(192,040)		(643,807)

INCOME BEFORE INCOME TAX		1,051,188		2,174,304		645,935		1,650,637		1,150,599		2,379,930		707,021		1,806,741
PROVISION FOR INCOME TAX (Notes 2 and 17)		(274,369)		(597,901)		(189,133)		(483,337)		(300,316)		(654,445)		(207,019)		(529,047)

NET INCOME (Note 18)	~~W~~	776,819	~~W~~	1,576,403	~~W~~	456,802	~~W~~	1,167,300	~~W~~	850,283	~~W~~	1,725,485	~~W~~	500,002	~~W~~	1,277,694

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	10,690	~~W~~	21,693	~~W~~	6,231	~~W~~	15,875		$11,701		$23,745		$6,820		$17,376

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	10,502	~~W~~	21,338	~~W~~	6,135	~~W~~	15,641		$11,495		$23,356		$6,715		$17,120

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,576,403	~~W~~	1,167,300	$1,725,485	$1,277,694

Expenses not involving cash payments:
Provision for severance indemnities		23,207		33,710	25,402	36,898
Depreciation and amortization		1,308,202		1,155,994	1,431,920	1,265,317
Allowance for doubtful accounts		35,128		47,479	38,450	51,969
Foreign translation loss		14,521		1,237	15,894	1,354
Equity in losses of affiliates		174,069		112,054	190,531	122,651
Impairment loss on investment securities		4,386		—	4,801	—
Loss on disposal of investment assets		9		3,194	10	3,496
Loss on disposal of property, equipment and intangible assets		21,149		15,019	23,149	16,439
Impairment loss on assets		369		—	404	—
Loss on transaction and valuation of currency swap		19,559		8,553	21,409	9,362
Donations		199		—	218	—
Amortization of discounts on bonds and other		32,612		36,513	35,695	39,967

Sub-total		1,633,410		1,413,753	1,787,883	1,547,453

Income not involving cash receipts:
Foreign translation gain		(94)		(312)	(103)	(342)
Reversal of allowance for doubtful accounts		(476)		—	(521)	—
Equity in earnings of affiliates		(271,166)		(47,831)	(296,810)	(52,354)
Gain on disposal of investment assets		(2,002)		(4,915)	(2,191)	(5,380)
Gain on disposal of property, equipment and intangible assets		(6,430)		(1,056)	(7,038)	(1,156)
Gain on transaction and valuation of currency swap		(22,645)		(4,358)	(24,787)	(4,770)
Gain on conversion of convertible bonds		(373,140)		—	(408,428)	—
Gain on repayment of bonds		(3,346)		—	(3,662)	—
Other		(298)		(1,580)	(327)	(1,729)

Sub-total		(679,597)		(60,052)	(743,867)	(65,731)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(669)		(3,275)	(732)	(3,585)
Accounts receivable — other		301,113		9,315	329,590	10,196
Inventories		118		(10,425)	129	(11,411)
Prepaid expenses		53,622		48,332	58,693	52,903
Advanced payments and other		(6,876)		10,895	(7,526)	11,925
Accounts payable		(232,244)		73,094	(254,208)	80,007
Income tax payable		(72,543)		(106,941)	(79,403)	(117,055)
Accrued expenses		(22,140)		(33,909)	(24,234)	(37,116)
Withholdings		(62,387)		92,750	(68,287)	101,521
Current portion of subscription deposits		(7,518)		893	(8,229)	977
Advanced receipts and other		(8,396)		6,988	(9,190)	7,649
Deferred income taxes		99,970		(60,696)	109,424	(66,436)
Severance indemnity payments		(3,514)		(257,989)	(3,846)	(282,387)
Deposits for group severance indemnities		1,175		183,685	1,285	201,056
Dividends received from affiliate		7,134		1,318	7,809	1,443

Sub-total		46,845		-45,965	51,275	-50,313

Net Cash Provided by Operating Activities		2,577,061		2,475,036	2,820,776	2,709,103

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in trading securities, net	~~W~~	140,186	~~W~~	262,246	$153,444	287,047
Decrease in current portion of long-term investment securities		94		—	103	—
Collection of short-term loans		59,306		80,292	64,915	87,885
Decrease in long-term financial instruments		5		—	5	—
Proceeds from sales of long-term investment securities		3,303		304,621	3,615	333,429
Proceeds from sales of equity securities accounted for using the equity method		9,707		5,079	10,625	5,559
Decrease in guarantee deposits		17,969		24,526	19,668	26,845
Decrease in other non-current assets		7,843		9,970	8,584	10,914
Proceeds from disposal of property and equipment		21,848		2,283	23,914	2,499
Proceeds from disposal of intangible assets		5,832		124	6,384	136
Cash inflows from transaction of currency swap		17,242		—	18,873	—

Sub-total		283,335		689,141	310,130	754,314

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(106,806)		(48,405)	(116,907)	(52,983)
Extension of short-term loans		(49,246)		(73,942)	(53,903)	(80,935)
Extension of long-term loans		(65,486)		(7,902)	(71,679)	(8,649)
Acquisition of long-term investment securities		(362,642)		(960,250)	(396,937)	(1,051,062)
Acquisition of equity securities accounted for using the equity method		(175,564)		(213,634)	(192,167)	(233,838)
Increase in guarantee deposits and other non-current assets		(54,581)		(110,129)	(59,743)	(120,543)
Acquisition of property and equipment		(1,129,597)		(714,441)	(1,236,424)	(782,006)
Increase in intangible assets		(29,697)		(15,815)	(32,505)	(17,311)

Sub-total		(1,973,619)		(2,144,518)	(2,160,265)	(2,347,327)

Net Cash Used in Investing Activities		(1,690,284)		(1,455,377)	(1,850,135)	(1,593,013)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds		359,574		197,362	393,579	216,027
Proceeds from long-term borrowings		—		200,000	—	218,914
Increase in guarantee deposits received and other		1,843		1,241	2,018	1,358
Cash inflows from transaction of currency swap		2,054		—	2,248	—

Sub-total		363,471		398,603	397,845	436,299

Cash outflows for financing activities:
Repayment of current portion of long-term debt		(496,577)		(10,889)	(543,539)	(11,919)
Repayment of bonds		(22,286)		(350,000)	(24,394)	(383,100)
Payment of dividends		(581,309)		(662,815)	(636,284)	(725,498)
Decrease in subscription deposits		(10,370)		(2,103)	(11,351)	(2,302)
Acquisition of treasury stock		—		(209,077)	—	(228,850)
Cash outflows from transaction of currency swap		(4,931)		—	(5,397)	—
Decrease in guarantee deposits and other		(7,436)		(3,624)	(8,139)	(3,966)

Sub-total		(1,122,909)		(1,238,508)	(1,229,104)	(1,355,635)

Net Cash Used in Financing Activities		(759,438)		(839,905)	(831,259)	(919,336)

NET INCREASE IN CASH AND CASH EQUIVALENTS		127,339		179,754	139,382	196,754

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		241,100		151,766	263,901	166,119

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	368,439	~~W~~	331,520	$403,283	$362,873

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

							Accumulated
							other				Total
	Common		Capital		Capital		comprehensive		Retained		Stockholders’
	stock		surplus		adjustments		income		earnings		equity

(In millions of Korean won)
Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,962,699	(~~W~~	2,019,568)	~~W~~	473,905	~~W~~	7,844,753	~~W~~	9,306,428
Cash dividends		—		—		—		—		(508,672)		(508,672)
Interim dividends (Note 21)		—		—		—		—		(72,668)		(72,668)
Net income		—		—		—		—		1,576,403		1,576,403
Conversion of convertible bonds		—		(2,847)		—		—		—		(2,847)
Stock options (Notes 2 and 16)		—		3,246		(3,246)		—		—		—
Adjustment due to acquisition of equity interest of subsidiaries		—		(15,400)		—		—		—		(15,400)
Loss on disposal of treasury stock (Notes 2 and 15)		—		—		337		—		—		337
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3, 17 and 18)		—		—		—		721,539		—		721,539
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4, 17 and 18)		—		—		—		6,492		—		6,492
Gain on valuation of currency swap, net (Notes 2, 17, 18 and 25)		—		—		—		5,114		—		5,114
Gain on valuation of interest rate swap, net (Notes 2, 17, 18 and 25)		—		—		—		1,759		—		1,759

Balance, September 30, 2007	~~W~~	44,639	~~W~~	2,947,698	(~~W~~	2,022,477)	~~W~~	1,208,809	~~W~~	8,839,816	~~W~~	11,018,485

(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2007		$48,861		$3,242,884		($2,210,560)		$518,723		$8,586,638		$10,186,546
Cash dividends		—		—		—		—		(556,778)		(556,778)
Interim dividends		—		—		—		—		(79,540)		(79,540)
Net income		—		—		—		—		1,725,485		1,725,485
Conversion of convertible bonds		—		(3,116)		—		—		—		(3,116)
Stock options (Notes 2 and 16)		—		3,553		(3,553)		—		—		—
Adjustment due to acquisition of equity interest of subsidiaries		—		(16,856)		—		—		—		(16,856)
Loss on disposal of treasury stock (Notes 2 and 15)		—		—		368		—		—		368
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3, 17 and 18)		—		—		—		789,775		—		789,775
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4, 17 and 18)		—		—		—		7,106		—		7,106
Gain on valuation of currency swap, net (Notes 2, 17, 18 and 25)		—		—		—		5,598		—		5,598
Gain on valuation of interest rate swap, net (Notes 2, 17, 18 and 25)		—		—		—		1,925		—		1,925

Balance, September 30, 2007		$48,861		$3,226,465		($2,213,745)		$1,323,127		$9,675,805		$12,060,513

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges. As of September 30, 2007, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,577,438	63.53
Treasury stock	8,526,252	10.50

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements. Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows:
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~913.60 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended September 30, 2007. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2007, the Company adopted SKAS No. 11 and SKAS No. 21 through No. 24. The adoption of such accounting standards did not have an effect on the financial position of the Company as of September 30, 2007 and the ordinary income and net income of the Company for the three months and nine months ended September 30, 2007. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, a statement of changes in stockholders’ equity was prepared for the nine months ended June 30, 2007. Certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss); such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets; such amounts include long-term loans, guarantee deposits, long-term deposits and others. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, was reclassified in accordance with SKAS No. 21 and the statement of changes in stockholders’ equity for the nine months ended September 30, 2006 was not prepared as allowed in accordance with the transitional provision of SKAS No. 21.

c.	Early adoption of revised SKAS No.2, “Interim Financial Reporting”

The Company early adopted SKAS No. 2 — “Interim Financial Reporting” revised in May 2007, which requires company to prepare the statements of cash flows and changes in stockholders’ equity only for the accumulated interim period. Therefore, the statements of cash flows and changes in stockholders’ equity for the three months ended September 30, 2007 and 2006 have not been prepared.

d.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

e.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

f.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and nine months ended September 30, 2007 and 2006.

g.	Securities (Excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature .

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise, such securities are recorded in the non-current section of the balance sheet.

h.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as capital adjustments of affiliates in the Company’s stockholders’ equity.

In translating the foreign currency statements of the Company’s foreign-based investees, the Company applies (a) the current rate of exchange at the balance sheet date to the investee’s balance sheet items (except historical rates applied for stockholders’ equity), and (b) the average rate for the current period for income statement items. After translating the balance sheet and income statement items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as capital adjustment of affiliates in the Company’s stockholders’ equity.

i.	Troubled Debt Restructuring

In cases where contractual terms such as the face amount, interest rate, or maturity are changed to alleviate the debtor’s burdens in accordance with an agreement between the Company and the debtor or initiation of corporate reorganization procedures under court trustee or under debtor’s management, the Company recognizes the restructured receivables at present value of the expected future cash flows discounted by a reasonable interest rate and amortizes the difference between face value and present value to interest income using the effective interest rate method.

j.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

k.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the nine months ended September 30, 2007 and 2006 were ~~W~~325,475 million and ~~W~~260,627 million, respectively, and for the three months ended September 30, 2007 and 2006 were ~~W~~109,033 million and ~~W~~89,367 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.44% as of September 30, 2007). The future payment obligations are ~~W~~110,000 million (related present value discount: ~~W~~6,908 million) in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of September 30, 2007, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~6,908 million and ~~W~~25,218 million, respectively.

l.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. The impairment loss for the nine months ended September 30, 2007 and 2006 were ~~W~~369 million and nil, respectively.

m.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

n.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

o.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

p.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 24). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:
—	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

—	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future events or events outside the control of the Company.
q.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~22,721 million and ~~W~~23,895 million as of September 30, 2007 and December 31, 2006, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~50 million as of September 30, 2007 and December 31, 2006, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~3,514 million and ~~W~~257,989 million for the nine months ended September 30, 2007 and 2006, respectively.

Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company distributed early settlements to those eligible employees on their accumulated severance indemnities as of September 30, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such settlements as compensation costs as special severance indemnities in other expenses for the nine months ended September 30, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~18,131 million was paid to eligible employees and accounted for as special severance indemnities in other expenses for the nine months ended September 30, 2006.

r.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options expired due to such stock options not being exercised within the exercisable period are transferred to other capital surplus from capital adjustments (See Note 13).

s.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

t.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~151,782 million and ~~W~~153,294 million for the nine months ended September 30, 2007 and 2006, respectively, and ~~W~~53,388 million and ~~W~~51,539 million for the three months ended September 30, 2007 and 2006, respectively. In addition, external research and development costs were ~~W~~55,956 million and ~~W~~49,702 million for the nine months ended September 30, 2007 and 2006, respectively, and ~~W~~17,769 million and ~~W~~16,354 million for the three months ended September 30, 2007 and 2006, respectively.

u.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the date of the transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~920.70 and ~~W~~929.60 to US$1.00 at September 30, 2007 and December 31, 2006, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

v.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

w.	Revenue Recognition

Operating revenue is recognized when cellular telephone communication and related services are provided.

x.	Income Tax

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 17).

y.	Handset Subsidies to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer and who have not received such subsidies within the last two years to acquire new or renewed customer relationships. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidies to commissions paid as the related payments are made.

z.	Reclassifications

Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2006 and net income for the three months and nine months ended September 30, 2006.

3.	INVESTMENT SECURITIES
a.	Trading Securities

Trading securities as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007						December 31, 2006
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount

Beneficiary certificates	~~W~~	525,114	~~W~~	525,114	~~W~~	525,114	~~W~~	665,299

b.	Long-term Investment Securities

Long-term investment securities as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007		December 31, 2006

Available-for-sale equity securities	~~W~~	3,627,082	~~W~~	992,455
Available-for-sale debt securities		461,685		1,383,969

Total		4,088,767		2,376,424
Less : current portion		(79,906)		(156)

Long-term portion	~~W~~	4,008,861	~~W~~	2,376,268

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007							Carrying amount
	Number of	Percentage	Acquisition					September		December
	shares	(%)	cost		Fair value			30, 2007		31, 2006
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	6,793		~~W~~	6,793	~~W~~	5,897
hanarotelecom incorporated	11,045,000	4.8		121,677		98,300			98,300		88,581
KRTnet Corporation	234,150	4.4		1,171		2,833			2,833		2,517
POSCO	2,481,310	2.8		332,662		1,669,922			1,669,922		766,725
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		193			193		83
Extended Computing Environment Co., Ltd.	133,333	3.3		10		836			836		876
China Unicom Ltd.	899,745,075	6.6		1,333,009		1,716,906	(note a)		1,716,906		—

Sub-total				1,796,005		3,495,783			3,495,783		864,679

	September 30, 2007							Carrying amount
	Number of	Percentage	Acquisition					September		December
	shares	(%)	cost			Fair value		30, 2007		31, 2006
(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)	7,500,000	5.0	~~W~~	240,243		80,370	(note b)	~~W~~	80,370	~~W~~	80,370
Japan MBCO	54,000	7.3		27,332	(note c)				—		—
Eonex Technologies Inc.	144,000	12.3		3,600	(note d)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(note d)				13,964		13,964
Others				146,424	(note d)				19,490		25,411

Sub-total				431,563					118,417		124,338

(Investments in funds)
Others				12,882	(note d)				12,882		3,438

Sub-total				12,882					12,882		3,438

Total			~~W~~	2,240,450				~~W~~	3,627,082	~~W~~	992,455

(note a)	In accordance with the resolution of the Company’s board of directors dated August 20, 2007, convertible bonds of China Unicom Ltd. were converted into its common stocks and reclassified to available-for sale equity securities from available-for-sale debt securities.

(note b)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows. The unrealized loss on valuation of investments amounting to ~~W~~115,908 million (net of tax effect of ~~W~~43,965 million) as of December 31, 2006 was recorded as accumulated other comprehensive loss. Based in part, on the opinion of the outside professional valuation company, there was no significant change in LG Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the investment, for the nine months ended September 30, 2007. Accordingly, no additional unrealized loss or recovery on valuation of such investments was recorded.

(note c)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.

(note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

				Carrying amount
				September 30,		December 31,
	Maturity	Acquisition cost		2007		2006
Public bonds	(note a)	~~W~~	51,474	~~W~~	51,279	~~W~~	51,300
Currency stabilization bonds	(note b)		49,931		49,729		49,894
Closed beneficiary certificates (note c)	October, 2009		5,000		5,070		5,072
Bond-type beneficiary certificates	(note d)		350,000		354,607		—
Convertible bonds of Real Telecom Co., Ltd. (note e)	March, 2007		10,656		—		—
Convertible bonds of China Unicom Ltd. (note f)	July, 2009		—		—		1,276,703
Convertible bonds of Eonex Technologies, Inc. (note g)	October, 2008		1,000		1,000		1,000

Total			468,061		461,685		1,383,969
Less: current portion			(80,202)		(79,906)		(156)

Long-term available-for-sale debt securities		~~W~~	387,859	~~W~~	381,779	~~W~~	1,383,813

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2007 and 2006 were ~~W~~3,585 million and ~~W~~6,904 million, respectively, and for the three months ended September 30, 2007 and 2006 were ~~W~~1,233 million and ~~W~~18 million, respectively.

(note a)	The maturities of public bonds as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	September 30, 2007		December 31, 2006
One year or less	~~W~~	50,032	~~W~~	156
More than one year and within five years		1,247		51,144

	~~W~~	51,279	~~W~~	51,300

(note b)	The maturities of currency stabilization bonds as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	September 30, 2007		December 31, 2006
One year or less	~~W~~	29,874	~~W~~	—
More than one year and within five years		19,855		49,894

	~~W~~	49,729	~~W~~	49,894

(note c)	Returns on the closed beneficiary certificates were accounted for as interest income.

(note d)	The maturities of bond-type beneficiary certificates as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	September 30, 2007		December 31, 2006
More than one year and within five years	~~W~~	354,607	~~W~~	—

(note e)	Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004 and as of September 30, 2007, the principal amount of the bond has not been redeemed at its maturity.

(note f)	In accordance with the resolution of the Company’s board of directors dated August 20, 2007, convertible bonds of China Unicom Ltd. were converted into its common stocks and reclassified to available-for sale equity securities from available-for-sale debt securities. As a result of such conversion, the Company recorded gain on conversion of convertible bonds of ~~W~~373,140 million for the nine months ended September 30, 2007.

(note g)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc. at face value of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either previously redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.

b-(3).	Changes in Unrealized Gains (Losses) on Investments in Available-for-sale Securities

The changes in unrealized gains (losses) on investments in available-for-sales securities for the nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2007
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	896	~~W~~	—	~~W~~	1,012
hanarotelecom incorporated		(33,096)		9,720		—		(23,376)
KRTnet Corporation		1,346		316		—		1,662
POSCO		434,063		903,197		—		1,337,260
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		110		—		(1,501)
Extended Computing Environment Co., Ltd.		866		(40)		—		826
China Unicom Ltd.		—		396,474				396,474
LG Powercomm Co., Ltd.		(159,873)		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		12		(214)		—		(202)
Public bonds		(5)		(190)		—		(195)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—
Beneficiary certificates		—		4,606		—		4,606

Sub-total		563,477		1,522,970		(527,743)		1,558,704
Less: tax effect		(154,956)		(418,817)		145,129		(428,644)

Total	~~W~~	408,521	~~W~~	1,104,153	(~~W~~	382,614)	~~W~~	1,130,060

	For the nine months ended September 30, 2006
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales equity securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	(~~W~~	1,358)	~~W~~	—	(~~W~~	1,344)
hanarotelecom incorporated		(65,237)		20,764		—		(44,473)
KRTnet Corporation		1,475		(281)		—		1,194
POSCO		168,563		106,696		—		275,259
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		(13)		—		(1,624)
eXtended Computing Environment Co., Ltd.		—		907		—		907
LG Powercomm Co., Ltd.		(163,113)		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		895		(677)		—
Convertible bonds of China Unicom Ltd.		—		54,961		—		54,961

Sub-total		(58,116)		182,571		(677)		123,778
Less: tax effect		15,982		(50,207)		186		(34,039)

Total	(~~W~~	42,134)	~~W~~	132,364	(~~W~~	491)	~~W~~	89,739

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method of accounting as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007							Carrying Amount
		Ownership			Net
	Number	percentage	Acquisition		asset			September		December
	of shares	(%)	cost		value			30, 2007		31, 2006

Pantech Co., Ltd.	1,278,515	0.5	~~W~~	—	~~W~~	—	(note a)	~~W~~	—	~~W~~	—
SK Communications Co., Ltd.	7,844,454	85.9		175,441		158,338			177,294		177,913
SK Telink Co., Ltd.	943,997	90.8		5,296		91,047			91,047		86,284
SK C&C Co., Ltd.	6,000,000	30.0		19,071		524,636	(note b)		528,796		272,554
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	—	—		—		—	(note c)		—		8,651
Paxnet Co., Ltd.	5,590,452	59.7		26,563		13,833			30,193		30,807
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		3,118			3,673		3,704
TU Media Corp.	17,538,064	32.7		96,980		12,974	(note d)		22,248		7,016
Aircross Co., Ltd.	1,575,000	100.0		2,440		3,617	(note e)		3,617		1,713
IHQ, Inc.	14,960,784	37.1		51,846		21,439	(note f)		42,089		38,938
Ntreev Soft Co., Ltd.	2,064,970	66.7		17,720		12,487	(note g)		12,487		—
Baba Club	200,000	100.0		1,975		—	(note h)		1,731		—
Philio Co., Ltd.	26,396	100.0		6,276		1,674	(note i)		5,844		—
Seoul Records, Inc.	9,582,321	60.0		27,874		20,499			22,741		25,995
Harex Info Tech, Inc.	225,000	21.2		3,375		753			1,542		1,835
SK Mobile		42.5		10,322		3,793			3,793		4,643
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE. Ltd).	180,476,700	73.3		191,273		105,947			106,316		118,463
Skytel Co., Ltd.	1,756,400	26.4		2,159		5,169			5,169		6,009
SK China Company Ltd.		20.7		3,195		1,086			—		93
SK Telecom China Co., Ltd.		100.0		7,340		6,512			6,512		6,536
SK Telecom China Holding Co., Ltd.		100.0		4,168		4,168	(note j)		4,168		—
SK USA, Inc.	49	49.0		3,184		3,016			3,016		2,969
ULand Company Ltd.	14,100,100	70.1		17,511		4,227			4,485		6,761
SK Telecom USA Holdings, Inc.	1,000	100.0		272,538		46,079	(note k)		46,079		77,786
SK Telecom International, Inc.	1,099	100.0		17,467		25,682			25,683		25,146
Helio, Inc.	794,375	0.8		1,341		—			—		1,100
Korea IT Fund	190	63.3		190,000		198,153			198,153		193,060
Centurion IT Investment Association	30	37.5		2,100		1,821			1,821		3,262
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		7,186			7,186		7,186
2nd Music Investment Fund of SK-PVC	1,385	79.3		7,925		8,238			8,238		8,238
SK-KTB Music Investment Fund	297	74.3		14,850		13,728			13,729		15,311
IMM Cinema Fund	120	45.6		12,000		10,379			10,379		11,569
Michigan Global Cinema Fund	40	36.4		4,000		3,773			3,773		3,773
3rd Fund of Isu Entertainment	25	31.3		2,500		2,419			2,419		2,419
Other investments in affiliates				17,576			(note l)		17,563		11,917

Total			~~W~~	1,226,641				~~W~~	1,411,784	~~W~~	1,161,651

(Note a)	Pantech Co., Ltd. (“Pantech”) requested its creditor banks for a debt restructuring due to deterioration of its liquidity on December 11, 2006. On December 15, 2006, Pantech entered into creditor banks agreement (the “Agreement”) with its eight creditor banks including Korea Development Bank (“KDB”), its main creditor bank. Currently, the creditor banks’ association, which was organized according to the Agreement and represented by KDB, has been supervising Pantech’s debt repayment schedule and operations. In the first half of 2007, the Company’s shares of Pantech were reduced to 1,278,515 shares from 25,570,306 shares in accordance with the Pantech’s 20 to 1 stock consolidation. In accordance with debt-equity swap, the Company’s ownership decreased from 22.7% to 0.5% for the three months ended September 30, 2007. As a result, the investment in common stock of Pantech was reclassified to available-for-sale equity securities during the 3rd quarter of 2007 as the Company no longer exercise significant influence over the investee.

(Note b)	During the nine months ended September 30, 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares as a result of SK C&C Co., Ltd.’s 20 to 1 stock split.

(Note c)	During the nine months ended September 30, 2007, the Company disposed all of its 1,600,000 shares of Stick Ventures Co., Ltd.

(Note d)	During the nine months ended September 30, 2007, the Company additionally invested ~~W~~32,368 million in TU Media Corp. which increased the Company’s ownership from 29.6% to 32.7%.

(Note e)	During the nine months ended September 30, 2007, the Company acquired 975,000 shares of Air cross Co., Ltd.’s common stock from WiderThan Co., Ltd. and others, which increased the Company’s ownership from 38.1% to 100.0%.

(Note f)	During the nine months ended September 30, 2007, the Company additionally invested ~~W~~10,000 million in IHQ, Inc. which increased the Company’s ownership from 34.8% to 37.1%.

(Note g)	During the nine months ended September 30, 2007, the Company acquired 1,440,720 shares of Ntreev Soft Co., Ltd.‘s common stock from IHQ, Inc. and others at ~~W~~23,120 million with additional investment of ~~W~~10,000 million in Ntreev Soft Co., Ltd. Therefore, the Company holds 66.7% ownership % in Ntreev Soft Co., Ltd.

(Note h)	During the nine months ended September 30, 2007, the Company acquired 200,000 shares of Baba Club‘s common stock. Therefore, the Company holds 100% ownership in Baba Club.

(Note i)	During the nine months ended September 30, 2007, the Company acquired 26,396 shares of Philio Co., Ltd.‘s common stock. Therefore, the Company holds 100% ownership in Philio Co., Ltd.

(Note j)	During the nine months ended September 30, 2007, the Company incorporated SK Telecom China Holdings Co, Ltd. with an initial investment of ~~W~~4,168 million.

(Note k)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested additional US$79.5 million and US$ 19.5 million in SK USA Holdings, Inc. for the nine months ended September 30, 2007 and 2006, respectively (See Note 30).

(Note l)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

		For the nine months ended September 30, 2007
								Equity in
						Equity in		capital surplus				Other
		Beginning				earnings		and capital		Dividend		increase		Ending
		balance		Acquisition		(losses)		adjustments		received		(decrease)		balance

SK Communications Co., Ltd	(note a)	~~W~~	177,913	~~W~~	—	(~~W~~	21,630)	~~W~~	21,011	~~W~~	—	~~W~~	—	~~W~~	177,294
SK Telink Co., Ltd.	(notes a and c)		86,284		—		9,454		(198)		(4,493)		—		91,047
SK C&C Co., Ltd.	(notes a and c)		272,554		—		253,111		4,391		(1,260)		—		528,796
STIC Ventures Co., Ltd.	(note b)		8,651		—		(40)		(239)		—		(8,372)		—
Paxnet Co., Ltd.	(notes a and c)		30,807		—		107		6		(727)		—		30,193
Global Credit & Information Co., Ltd.	(note b)		3,704		—		(31)		—		—		—		3,673
TU Media Corp.	(notes a and d)		7,016		32,368		(17,434)		(36)		—		334		22,248
Aircross Co., Ltd.	(note b)		1,713		2,140		(235)		—		—		—		3,617
IHQ, Inc.	(notes a and e)		38,938		10,000		(7,894)		1,047		—		(2)		42,089
Ntreev Soft Co., Ltd.	(notes a and g)		—		33,120		1,593		(6,826)		—		(15,400)		12,487
Baba Club	(notes b and h)		—		3,970		(245)		—		—		(1,994)		1,731
Philio Co., Ltd.	(notes b and h)				10,373		(431)		—		—		(4,098)		5,844
Seoul Records, Inc.	(note a)		25,995		—		(2,984)		(270)		—		—		22,741
Harex Info Tech, Inc.	(note b)		1,835		—		(293)		—		—		—		1,542
SK Mobile	(note a)		4,643		—		(956)		106		—		—		3,793
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd).	(note a)		118,463		—		(11,136)		(1,012)		—		—		106,315
Skytel Co., Ltd.	(notes b and c)		6,009		—		170		(356)		(654)		—		5,169
SK China Company Ltd.	(note b)		93		—		(112)		19		—		—		—
SK Telecom China Co., Ltd.	(note a)		6,536		—		(24)		—		—		—		6,512
SK Telecom China Holding Co., Ltd.	(note b)		—		4,168		—		—		—		—		4,168
SK USA, Inc.	(note b)		2,969		—		48		(1)		—		—		3,016
ULand Company Limited.	(note a)		6,761		—		(2,565)		289		—		—		4,485
SK Telecom USA Holdings, inc.	(note a)		77,786		73,536		(105,142)		(101)		—		—		46,079
SK Telecom International, Inc.	(note a)		25,146		—		831		(294)		—		—		25,683
Helio, Inc.	(notes a and e)		1,100		242		(1,412)		2		—		68		—
Korea IT Fund	(note a)		193,060		—		5,854		(761)		—		—		198,153
Centurion IT Investment Association	(notes b and f)		3,262		—		(64)		(477)		—		(900)		1,821
1st Music Investment Fund of SK-PVC	(note b)		7,186		—		—		—		—		—		7,186
2nd Music Investment Fund of SK-PVC	(note b)		8,238		—		—		—		—		—		8,238
SK-KTB Music Investment Fund	(note a)		15,311		—		(226)		(1,356)		—		—		13,729
IMM Cinema Fund	(note a)		11,569		—		(1,217)		27		—		—		10,379
Michigan Global Cinema Fund	(note b)		3,773		—		—		—		—		—		3,773
3rd Fund of Isu Entertainment	(note b)		2,419		—		—		—		—		—		2,419

Total		~~W~~	1,149,734		169,917		97,097		14,971		(7,134)		(30,364)	~~W~~	1,394,220

Less: six months ended June 30, 2007					52,793		(93,790))		188,606		(7,134)		(376)

Three months ended September 30, 2007				~~W~~	117,124	~~W~~	190,887	(~~W~~	173,635)	~~W~~	—	(~~W~~	29,988)

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2007 In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2006 as information as of September 30, 2007 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2007 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd., SK C&C Co., Ltd. and Skytel Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity method securities.

(Note d)	Other increase in investments in TU Media Corp. represents realization of equity in other comprehensive income of affiliates as TU Media Corp. became the Company’s subsidiary as a result of the Company’s additional investment in TU Media Corp. for the nine months ended September 30, 2007.

(Note e)	Other increase (decrease) in investments in equity securities of IHQ, Inc. and Helio, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of capital transactions of the investees. .

(Note f)	Other decrease in investments in Centurion IT Investment Association resulted from the collection of a portion of the Company’s investment.

(Note g)	Other decrease in investments in Ntreev Soft Co., Ltd. represents the difference between the purchase cost and net asset value of the investee, which is offset against the Company’s capital surplus as Ntreev Soft Co., Ltd. is the Company’s subsidiary (See Note 13).

(Note h)	Other decrease in investments in Baba Club and Philio Co., Ltd. represents the goodwill recognized, which resulted from the Company’s acquisition of a portion of BaBa Club and Philio Co., Ltd.’s assets and operational business units after the investment in equity securities of Baba Club and Philio Co., Ltd., respectively.

		For the nine months ended September 30, 2006
								Equity in
							Equity in	capital surplus				Other
		Beginning					earnings	and capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	adjustments		received		(decrease)		balance

Pantech Co., Ltd.		~~W~~	55,634	~~W~~	—	(~~W~~	12,654)	~~W~~	1,949	~~W~~	—	~~W~~	—	~~W~~	44,929
SK Capital Co., Ltd.	(Note a)		37,501		—		5		—		—		—		37,506
SK Communications Co., Ltd			158,170		—		13,079		1,959		—		—		173,208
SK Telink Co., Ltd.			70,863		—		11,729		37		—		—		82,629
SK C&C Co., Ltd.			198,251		—		17,234		3,870		(990)		—		218,365
SK Wyverns Baseball Club Co., Ltd.			—		—		—		—		—		—		—
STIC Ventures Co., Ltd.	(Note a)		8,308		—		71		—		—		—		8,379
Paxnet Co., Ltd.			27,372		—		1,178		255		—		—		28,805
Global Credit & Information Co., Ltd.	(Note a)		3,276		—		(31)		—		—		—		3,245
TU Media Corp.			32,393		—		(19,305)		—		—		—		13,088
Aircross Co., Ltd.	(Note a)		970		—		(4)		—		—		—		966
WiderThan Co., Ltd.			12,827		—		(500)		(54)		—		(770)		11,503
IHQ, Inc.			13,935		27,352		(2,332)		793		—		1,098		40,846
Seoul Records, Inc.			27,242		—		(839)		—		—		—		26,403
Harex Info Tech, Inc.			2,568		—		(301)		—		—		—		2,267
SK Mobile			—		10,322		(1,117)		(115)		—		—		9,090
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd).			55,358		97,285		(11,816)		(14,659)		—		—		126,168
Skytel Co., Ltd.	(Note a)		4,872		—		111		197		(328)		—		4,852
SK China Company Ltd.	(Note a)		483		—		2		—		—		—		485
SK Telecom China Co., Ltd.	(Note a)		6,927		—		(301)		(62)		—		—		6,564
ULand Company Limited.			12,564		—		(4,967)		1,026		—		—		8,623
SK Telecom USA Holdings, inc.			103,751		75,499		(57,197)		(8,056)		—		—		113,997
SK Telecom International, Inc.	(Note a)		25,957		—		695		(1,674)		—		—		24,978
SK USA, Inc.	(Note a)		3,353		—		(75)		74		—		—		3,352
Korea IT Fund			—		—		3,395		2,174		—		190,000		195,569
Centurion IT Investment Association	(Note a)		3,635		—		(615)		56		—		—		3,076
1st Music Investment Fund of SK-PVC	(Note a)		6,990		—		5		—		—		—		6,995
2nd Music Investment Fund of SK-PVC	(Note a)		7,966		—		—		—		—		—		7,966
SK-KTB Music Investment Fund			14,999		—		249		—		—		—		15,248
IMM Cinema Fund			11,884		—		60		—		—		—		11,944
SKT-HP Ventures, LLC	(Note a)		5,272		—		18		—		—		(5,290)		—

Total		~~W~~	913,321		210,458		(64,223)		(12,230)		(1,318)		185,038	~~W~~	1,231,046

Less: six months ended June 30, 2006					145,888		(22,876)		(13,852)		(1,318)		(597)

Three months ended September 30, 2006				~~W~~	64,570	(~~W~~	41,347)	~~W~~	1,622	(~~W~~	—)	~~W~~	185,635

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2005 as information as of September 30, 2006 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the nine months ended September 30, 2006 was not expected to be material.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2007
	Beginning						Ending
	balance		Increase		Amortization		balance

SK Communications Co., Ltd.	~~W~~	22,417	~~W~~	—	~~W~~	(1,048)	~~W~~	21,369
SK C&C Co., Ltd.		4,464		—		(304)		4,160
Paxnet Co., Ltd.		17,164		—		(804)		16,360
Global Credit & Information Co., Ltd.		587		—		(31)		556
TU Media Corp.		784		9,572		(1,083)		9,273
IHQ, Inc.		24,780		—		(4,130)		20,650
Baba Club (note)		—		2,888		(245)		2,643
Philio Co., Ltd.		—		4,601		(431)		4,170
Seoul Records, Inc.		2,855		—		(612)		2,243
Harex Info Tech, Inc.		1,051		—		(263)		788
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE. Ltd).		384		—		(16)		368
ULand Company Ltd.		4,502		—		(193)		4,309
Helio, Inc.		—		38		(38)		—

Total	~~W~~	78,988		17,099		(9,198)	~~W~~	86,889

Less: six months ended June 30, 2007				9,610		(5,540)

Three months ended September 30, 2007			~~W~~	7,489	(~~W~~	3,658)

(note)	Baba Club’s negative capital of ~~W~~912 million was included in the difference between the acquisition cost and net asset value of equity method investees at the acquisition date.

	For the nine months ended September 30, 2006
	Beginning						Ending
	balance		Increase		Amortization		balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	(~~W~~	32)	~~W~~	761
SK Communications Co., Ltd.		23,814		—		(1,048)		22,766
SK C&C Co., Ltd.		4,870		—		(304)		4,566
Paxnet Co., Ltd.		18,237		—		(805)		17,432
Global Credit & Information Co., Ltd.		628		—		(31)		597
TU Media Corp.		993		—		(157)		836
IHQ, Inc.		6,267		21,948		(2,108)		26,107
Seoul Records, Inc.		3,670		—		(612)		3,058
Harex Info Tech, Inc.		1,402		—		(263)		1,139
SK Mobile		—		3,192		(319)		2,873
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd).		406		—		(16)		390
ULand Company Ltd.		3,628		1,131		(193)		4,566

Total	~~W~~	64,708		26,271		(5,888)	~~W~~	85,091

Less: six months ended June 30, 2006				4,252		(3,201)

Three months ended September 30, 2006			~~W~~	22,019	(~~W~~	2,687)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2007
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,913	~~W~~	263	(~~W~~	764)	~~W~~	2,412
ULand Company Ltd.		—		4,051		—		4,051
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	3,999		4,314		(764)	~~W~~	7,549

Less: six months ended June 30, 2007				4,314		(545)

Three months ended September 30, 2007			~~W~~	—	(~~W~~	219)

	For the nine months ended September 30, 2006
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	270
SK Communications Co., Ltd.		4,016		—		(894)		3,122
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102		270		(894)	~~W~~	4,478

Less: six months ended June 30, 2006				270		(686)

Three months ended September 30, 2006			~~W~~	—	(~~W~~	208)

Details of market price of the equity securities accounted for using the equity method as of September 30, 2007 are as follows (In millions of Korean won, except for market price per share):

	Market price	Number of
	per share	shares owned by
	(In Korean won)	the Company	Market price
IHQ, Inc.	3,860	14,960,784	57,749
Seoul Records, Inc.	3,125	9,582,321	29,945
The condensed financial information of the investees as of and for the nine months ended September 30, 2007 is as follows (In millions of Korean won):

	Total	Total		Net
	assets	liabilities	Revenue	income (loss)

SK Communications Co., Ltd.	304,967	106,304	137,636	(24,130)
SK Telink Co., Ltd.	156,783	56,476	174,165	11,952
SK C&C Co., Ltd.	3,205,204	1,456,417	458,554	859,002
Paxnet Co., Ltd.	33,024	9,265	27,081	1,633
TU Media Corp.	374,912	336,257	89,085	(52,491)
IHQ, Inc.	87,097	26,683	30,737	(10,049)
Ntreev Soft Co., Ltd.	22,407	3,421	10,592	2,969
Seoul Records, Inc.	41,433	7,268	24,056	(3,953)
SK Mobile	11,067	2,083	2,244	(2,304)
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)	169,312	24,811	1,398	(16,149)
ULand Company Ltd.	6,203	178	2,324	1,511
SK Telecom USA Holdings, Inc.	46,222	143	—	(106,633)
SK Telecom International, Inc.	27,204	1,521	4,806	941
Korea IT Fund	312,873	—	12,589	9,242
SKT-KTB Music Investment Fund	18,590	82	347	(305)
IMM Cinema Fund	22,748	—	1,237	(1,631)
Helio, Inc.	69,025	85,679	107,410	(222,832)

5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007						December 31,
	Short-term		Long-term		Total		2006

Loans to employees’ stock ownership association	~~W~~	1,787	~~W~~	3,067	~~W~~	4,854	~~W~~	7,526
Loans to employees for housing and other		77		143		220		277

Total	~~W~~	1,864	~~W~~	3,210	~~W~~	5,074	~~W~~	7,803

6.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	Useful lives
	(years)	September 30, 2007		December 31, 2006

Land	—	~~W~~	449,496	~~W~~	462,393
Buildings and structures	30,15		1,492,334		1,488,824
Machinery	6		11,841,626		11,235,472
Vehicles	4		21,408		21,136
Other	4		1,020,298		956,670
Construction in progress	—		266,776		130,667

			15,091,938		14,295,162
Less accumulated depreciation			(10,623,333)		(9,877,050)

Property and equipment, net		~~W~~	4,468,605	~~W~~	4,418,112

The standard value of land declared by the government as of September 30, 2007 and December 31, 2006 is ~~W~~550,087 million and ~~W~~506,831 million, respectively.

Details of change in property and equipment for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2007
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	462,393	~~W~~	451	~~W~~	(14,695)	~~W~~	1,347	~~W~~	—	~~W~~	449,496
Buildings and structures		1,101,232		2,357		(1,178)		2,900		(41,928)		1,063,383
Machinery		2,346,517		45,785		(5,908)		769,845		(863,558)		2,292,681
Vehicles		2,341		1,550		(66)		91		(1,341)		2,575
Other		374,962		731,533		(12,640)		(624,261)		(75,900)		393,694
Construction in progress		130,667		347,921		(369)		(211,443)		—		266,776

Total	~~W~~	4,418,112		1,129,597		(34,856)		(61,521)		(982,727)	~~W~~	4,468,605

Less: six months ended June 30, 2007				698,023		(31,930)		(50,671)		(616,878)

Three months ended September 30, 2007			~~W~~	431,574	(~~W~~	2,926)	(~~W~~	10,850)	(~~W~~	365,849)

	For the nine months ended September 30, 2006
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	461,513	~~W~~	7	(~~W~~	344)	~~W~~	1,411	~~W~~	—	~~W~~	462,587
Buildings and structures		1,145,497		1,969		(607)		1,755		(41,596)		1,107,018
Machinery		2,429,564		8,755		(1,704)		487,220		(791,570)		2,132,265
Vehicles		2,786		994		(113)		—		(1,286)		2,381
Other		292,214		423,457		(13,548)		(369,599)		(60,915)		271,609
Construction in progress		264,309		279,259		—		(147,530)		—		396,038

Total	~~W~~	4,595,883		714,441		(16,316)		(26,743)		(895,367)	~~W~~	4,371,898

Less six months ended June 30, 2006				431,132		(14,730)		(15,896)		(567,954)

Three months ended September 30, 2006			~~W~~	283,309	(~~W~~	1,586)	(~~W~~	10,847)	(~~W~~	327,413)

7.	INTANGIBLE ASSETS

Intangible assets as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007						December 31, 2006
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts

Goodwill	~~W~~	2,341,625	(~~W~~	739,908)	~~W~~	1,601,717	~~W~~	2,335,532	(~~W~~	643,310)	~~W~~	1,692,222
Frequency use rights		1,385,120		(395,685)		989,435		1,385,120		(308,287)		1,076,833
Software development costs		213,947		(194,470)		19,477		231,318		(190,611)		40,707
Computer software		929,496		(405,492)		524,004		858,375		(303,272)		555,103
Other		117,976		(72,474)		45,502		109,753		(69,459)		40,294

	~~W~~	4,988,164	(~~W~~	1,808,029)	~~W~~	3,180,135	~~W~~	4,920,098	(~~W~~	1,514,939)	~~W~~	3,405,159

Details of changes in intangible assets for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2007
	Beginning											Ending
	balance		Increase		Decrease		Transfer			Amortization		balance
Goodwill	~~W~~	1,692,222	~~W~~	—	~~W~~	—	~~W~~	6,093	(note)	(~~W~~	96,598)	~~W~~	1,601,717
Frequency use rights		1,076,833		—		—		—			(87,398)		989,435
Software development costs		40,707		—		(2,755)		957			(19,432)		19,477
Computer software		555,103		18,988		(4,734)		71,503			(116,856)		524,004
Other		40,294		10,709		(423)		113			(5,191)		45,502

Total	~~W~~	3,405,159		29,697		(7,912)		78,666			(325,475)	~~W~~	3,180,135

Less: six months ended June 30, 2007				12,999		(262)		50,793			(216,443)

Three months ended September 30, 2007			~~W~~	16,698	(~~W~~	7,650)	~~W~~	27,873		(~~W~~	109,032)

(note)	The amount represents the goodwill that resulted from the purchase of Baba Club’s and Philio Co., Ltd’s business for the nine months ended September 30, 2007.

	For the nine months ended September 30, 2006
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance

Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	96,496)	~~W~~	1,724,388
Frequency use rights		1,184,292		—		—		—		(78,974)		1,105,318
Software development costs		61,256		—		—		7,208		(22,902)		45,562
Computer software		279,757		12,019		(1)		20,189		(57,668)		254,296
Other		40,358		3,796		(53)		275		(4,587)		39,789

Total	~~W~~	3,386,547		15,815		(54)		27,672		(260,627)	~~W~~	3,169,353

Less: six months ended June 30, 2006				5,650		(20)		17,053		(171,260)

Three months ended September 30, 2006			~~W~~	10,165	(~~W~~	34)	~~W~~	10,619	(~~W~~	89,367)

The book value as of September 30, 2007 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,595,624	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	12 years and 6 months
IMT license		892,391	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		90,854	WiBro Service	(Note b)
DMB license		6,190	DMB Service	8 years and 9 months

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE

Bonds payable as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Annual
		interest	September 30,		December 31,
	Maturity year	rate (%)	2007		2006
Domestic general bonds	2007	5.0 - 6.0	~~W~~	300,000	~~W~~	700,000
²	2008	5.0		300,000		300,000
²	2009	5.0		300,000		300,000
²	2010	4.0		200,000		200,000
²	2011	3.0		200,000		200,000
²	2013	4.0		200,000		200,000
²	2016	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		276,210		278,880
Dollar denominated bonds (US$400,000)	2027	6.63		368,280		—
Convertible bonds (US$304,240)	2009	—		333,832		356,356

Total				2,678,322		2,735,236
Less: discounts on bonds				(36,899)		(39,097)
Less: conversion right adjustments				(28,684)		(43,629)
Add: long-term accrued interest				21,462		22,910

Net				2,634,201		2,675,420
Less: current portion				(599,074)		(696,546)

Long-term portion			~~W~~	2,035,127	~~W~~	1,978,874

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years and principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~211,099 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2006 is 1,649,014 shares. During the nine months ended September 30, 2007, the conversion price was changed from ~~W~~211,943 to

~~W~~211,099 and the number of shares to be converted was changed from 1,688,842 shares to 1,695,593 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors dated July 1, 2007.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If this 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days at the discretion of bond holders. [should they say how the choice is made between these two options? Refer to revised notes]. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of treasury stock (See Note 15), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

During the nine months ended September 30, 2007, the conversion rights for the convertible bond with principal amount of US$19,230,000 were exercised and ~~W~~22,286 million of cash was paid to bond holders without delivering the Company’s common stocks due to the 49% ownership limitation as explained above. Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$285,010,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~2,847 million (net of tax effect of ~~W~~1,080 million).
9.	LONG-TERM BORROWINGS

Long-term borrowings as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	September 30,		December 31,
	Lender	maturity year	rate (%) (note)	2007		2006
Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
²	DBS Bank	²	²	US$	25,000	US$	25,000
²	SMBC	²	²	US$	25,000	US$	25,000

Total				US$	100,000	US$	100,000
				~~W~~	200,000	~~W~~	200,000

Equivalent in Korean won				~~W~~	292,070	~~W~~	292,960
Less: current portion					—		—

Long-term borrowings				~~W~~	292,070	~~W~~	292,960

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from September 30, 2007 in accordance with the loan agreement.

(note)	At September 30, 2007, the 91 days CD yield and the 6M LIBOR rate are 5.35% and 5.14%, respectively.

10.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		September 30, 2007		December 31, 2006
Cellular	~~W~~	200,000	~~W~~	10,770	~~W~~	21,140

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

11.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the nine months ended September 30, 2007 and as of and for the year ended December 31, 2006 are as follows (In millions of Korean won):

		September 30, 2007		December 31, 2006

Acquisition cost	Office equipment	~~W~~	8,271	~~W~~	15,784
	Computer software		5,728		7,180

		~~W~~	13,999	~~W~~	22,964

Accumulated depreciation	Office equipment	~~W~~	6,017	~~W~~	8,662
	Computer software		2,100		1,555

		~~W~~	8,117	~~W~~	10,217

Carrying amounts	Office equipment	~~W~~	2,254	~~W~~	7,122
	Computer software		3,628		5,625

		~~W~~	5,882	~~W~~	12,747

Depreciation expenses	Office equipment	~~W~~	1,478	~~W~~	8,071
	Computer software		859		1,437

		~~W~~	2,337	~~W~~	9,508

The Company’s minimum future lease payments as of September 30, 2007 are as follows (In millions of Korean won):

	Annual lease payments		Interest		Principal

2008	~~W~~	3,328	(~~W~~	67)	~~W~~	3,261

Less: current portion						(3,261)

Capital lease liabilities					~~W~~	—

12.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	September 30, 2007				December 31, 2006
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent

Cash and cash equivalents	US$	282,423	~~W~~	260,027	US$	959	~~W~~	892
²	EUR	472		614	EUR	2		2
²	GBP	51		95		—		—
²	SG$	16		10		—		—
Accounts receivable — trade	US$	4,628		4,261	US$	16,534		15,370
²	EUR	248		323	EUR	248		303
²	CNY	5,620		689		—		—
Accounts receivable — other	US$	1,144		1,053	US$	1,657		1,541
Guarantee deposits	US$	12		11	US$	17		16
²	JPY	21,712		173	JPY	21,536		168

			~~W~~	267,256			~~W~~	18,292

Accounts payable	US$	8,445		7,775	US$	16,046		14,916
²	EUR	588		765	EUR	813		993
²	JPY	11,474		91	JPY	18,704		146
²	GBP	636		1,187	GBP	48		88
²	HK$	131		16	HK$	190		23
²	SG$	16		10	SG$	6		3
²	CNY	2		1	CNY	2		1
²		—		—	CHF	250		190

			~~W~~	9,845			~~W~~	16,360

13.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2007 and December 31, 2006 are as follows:

	September 30, 2007	December 31, 2006

Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,667,459	72,667,459

Significant changes in capital stock and capital surplus for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued	Capital stock		Capital surplus

At January 1, 2006	82,276,711	~~W~~	44,639	~~W~~	2,966,198
Consideration for conversion right (note a)	—		—		(3,733)
Transferred from stock options in capital adjustment (note b)	—		—		234
Retirement of treasury stock (note c)	(1,083,000)		—		—

At December 31, 2006	81,193,711		44,639		2,962,699
Transferred from stock options in capital adjustment (note d)	—		—		3,246
Consideration for conversion right (note e)	—		—		(2,847)
Offset against capital surplus by equity security accounted for using the equity method (note f)	—		—		(15,400)

At September 30, 2007	81,193,711	~~W~~	44,639	~~W~~	2,947,698

(note a)	During the year ended December 31, 2006, the convertible bonds with face value of US$25,210,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

(note b)	During the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (r)].

(note c)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial laws.

(note d)	During the nine months ended September 30, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (r)].

(note e)	During the nine months ended September 30, 2007, the conversion rights for the convertible bonds with face value of US$19,230,000 were exercised and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~2,847 million (net of tax effect of $1,080 million).

(note f)	During the nine months ended September 30, 2007, the Company acquired Ntreev Soft Co., Ltd’s common stocks from IHQ, Inc. its subsidiary. The difference between the acquisition cost and the net book value of Ntreev Soft Co., Ltd was offset against the Company’s capital surplus.
14.	APPROPRIATED RETAINED EARNINGS

Details of appropriated retained earnings as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007		December 31, 2006

Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		255,984		477,182
Reserve for research and manpower development		872,595		880,594
Reserve for business expansion		6,151,138		5,266,138

Total	~~W~~	7,335,037	~~W~~	6,679,234

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and stockholders.

15.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the year ended December 31, 2006, the convertible bonds with principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~337 million for the nine months ended September 30, 2007 to reflect the change in accumulated temporary differences related to treasury stock based on the prior year tax return.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,518 million in accordance with a resolution of the board of directors dated July 28, 2006. On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors dated August 31, 2006. In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,077 million in accordance with the Korean Commercial law.

There was no change in the shares of treasury stock for the nine months ended September 30, 2007.

16.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share, respectively. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million were forfeited during the year ended December 31, 2004.

The value of stock options granted was determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and nine months ended September 30, 2007 and 2006 and the outstanding balance of stock options in capital adjustments as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

			Recognized				Recognized
			compensation cost				compensation cost
			for the three months				for the nine months				Stock options in
	Total		ended September 30,				ended September 30,				capital adjustments
	Compensation										September 30,		December 31,
Grant date	cost		2007		2006		2007		2006		2007		2006

March 17, 2000(Note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(Note b)		234		—		—		—		—		—		—
March 8, 2002(Note c)		3,246		—		—		—						3,246

	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,246

(note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.

(note b)	During the year ended December 31, 2006, the exercisable period expired for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million. The related capital adjustment of ~~W~~234 million was transferred to capital surplus.

(note c)	During the year ended December 31, 2006, the exercisable period expired for stock options representing 65,730 shares, for which the Company had recognized compensation cost of ~~W~~3,246 million. The related capital adjustment of ~~W~~3,246 million was transferred to capital surplus.
If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million (~~W~~3,738 million, ~~W~~3,617 million and ~~W~~8,613 million for options granted in 2000, 2001 and 2002, respectively) and the recognized compensation cost for the three months and nine months ended September 30, 2007 would be nil, and the pro forma net income and net income per common share for the three months and nine months ended September 30, 2007, 2006 and 2005 are as follows:

	For the three months ended September 30,
	(In millions of Korean won,
	except for net income per share)
	2007		2006		2005

Pro forma income before income tax	~~W~~	1,051,188	~~W~~	645,935	~~W~~	789,591
Pro forma net income		776,819		456,802		587,878
Pro forma net income per share (In Korean Won)		10,690		6,231		7,986

	For the nine months ended September 30,
	(In millions of Korean won,
	except for net income per share)
	2007		2006		2005

Pro forma income before income tax	~~W~~	2,174,304	~~W~~	1,650,637	~~W~~	1,987,193
Pro forma net income		1,576,403		1,167,300		1,423,107
Pro forma net income per share (In Korean Won)		21,693		15,875		19,332

17.	INCOME TAX
a.	Details of income tax expense

Income tax expense for the nine months ended September 30, 2007 and 2006 consists of the following (In millions of Korean won):

	2007		2006

Current	~~W~~	497,931	~~W~~	544,033
Deferred (note a)		99,970		(60,696)

Income tax expenses		597,901		483,337
Less: six months ended June 30,		(323,532)		(294,204)

Three months ended September 30,	~~W~~	274,369	~~W~~	189,133

(note a)	Changes in net deferred tax liabilities for the nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006

Ending balance of net deferred tax liabilities	~~W~~	868,284	~~W~~	324,490
Beginning balance of net deferred tax liabilities		(490,341)		(348,563)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		3,444		10,453
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(281,417)		(47,076)

	~~W~~	99,970	(~~W~~	60,696)

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006
(Temporary Differences)
Additions:
Allowance for doubtful accounts	~~W~~	37,644	~~W~~	149,075
Accrued interest income — prior period		4,576		3,931
Reserves for research and manpower development		157,500		141,000
Reserves for loss on disposal of treasury stock		—		177,675
Equity in losses of affiliates		—		64,373
Equity in other comprehensive income of affiliates		—		9,562
Unrealized loses on valuation of long-term investment securities		320,093		47,442
Accrued expenses		1,668		15,300
Depreciation		40,554		40,973
Loss on impairment of other assets		5,051		1,488
Loss on valuation of currency swap		12,577		4,195
Loss on valuation of currency swap (other comprehensive income)		—		9,807
Accrued severance indemnities		16,031		23,960
Deposits for severance indemnities		1,175		148,610
Consideration of conversion right		14,945		16,246
Interest expense of convertible bond		14,975		—
Other		26,787		35,757

Sub-total		653,576		889,394

Deductions:
Reserves for research and manpower development		—		(135,000)
Allowance for doubtful accounts — prior period		(43,975)		(124,184)
Depreciation — prior period		(18,971)		(14,867)
Accrued interest income		(6,162)		(7,287)
Accrued expenses		(27,519)		(21,906)
Equity in earnings of affiliates		(98,087)		—
Equity in other comprehensive income of affiliates		(14,971)		(9,562)
Unrealized gains on valuation of long-term investment securities		(1,315,319)		(229,335)
Accrued severance indemnities		(1,175)		(155,633)
Deposits for severance indemnities		(3,837)		(3,424)
Loss on impairment of other assets — prior period		(971)		(5,109)
Gain on conversion of convertible bond		(373,140)		—
Other		(19,398)		(37,700)

Sub-total		(1,923,525)		(744,007)

Total Temporary Differences		(1,269,949)		145,387

(Permanent Differences)		1,113,076		328,066

Total	(~~W~~	156,873)	~~W~~	473,453

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the nine months ended September 30, 2007 and 2006, and deferred tax assets and liabilities as of September 30, 2007 and 2006 are as follows (In millions of Korean won):

For the nine months ended September 30, 2007

	January 1,		Increase		Decrease		September 30,
Description	2007		(note a)		(note a)		2007

Current:
Allowance for doubtful accounts	~~W~~	50,824	~~W~~	29,186	~~W~~	43,974	~~W~~	36,036
Accrued interest income		(4,574)		(4,191)		(4,575)		(4,190)
Accrued expenses		56,001		3,619		27,519		32,101
Other		172,168		(1,315)		5,164		165,689

Total		274,419	~~W~~	27,299	~~W~~	72,082		229,636

Temporary differences unlikely to be realized		128,554						128,554

Total current cumulative temporary differences-net	~~W~~	145,865					~~W~~	101,082

Current deferred tax assets-net (Note b)	~~W~~	40,113					~~W~~	27,798

Non-current:
Property and equipment	(~~W~~	188,535)	(~~W~~	2,920)	(~~W~~	30,146)	(~~W~~	161,309)
Loss on impairment of long-term investment securities		108,145		30,218		—		138,363
Loss on impairment of other assets		971		5,051		971		5,051
Reserves for research and manpower development		(760,000)		—		(157,500)		(602,500)
Reserves for loss on disposal of treasury stock		(255,984)		—		—		(255,984)
Equity in (earnings) losses of affiliates		116,407		(4,783)		98,087		13,537
Equity in other comprehensive income of affiliates		(123,206)		(445)		14,971		(138,622)
Unrealized gain on valuation of long-term investment securities, net (other comprehensive income)		(563,477)		(1,315,319)		(320,093)		(1,558,703)
Accrued severance indemnities		20,058		16,031		1,174		34,915
Deposits for severance indemnities		(20,058)		(3,837)		(1,174)		(22,721)
Loss on valuation of currency swap		22,503		12,577		—		35,080
Loss on valuation of currency swap (other comprehensive income)		24,249		—		—		24,249
Loss on valuation of interest rate swap (other comprehensive income)		454		—		2,426		(1,972)
Gain on conversion of convertible bond		—		(373,140)		—		(373,140)
Considerations for conversion right		(62,131)		—		(3,927)		(58,204)
Other		22,370		41,320		12,607		51,083

Total		(1,658,234)	(~~W~~	1,595,247)	(~~W~~	382,604)		(2,870,877)

Temporary differences unlikely to be realized		(270,688)						(387,601)

Total non-current cumulative temporary differences-net	(~~W~~	1,928,922)					(~~W~~	3,258,478)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	530,454)					(~~W~~	896,081)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

For the nine months ended September 30, 2006

	January 1,		Increase		Decrease		September 30,
Description	2006		(note a)		(note a)		2006

Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	129,119	~~W~~	124,184	~~W~~	127,496
Accrued interest income		(3,931)		(3,987)		(3,931)		(3,987)
Accrued expenses		61,967		15,514		21,906		55,575
Other		189,548		10,710		4,834		195,424

Total		370,145		151,356		146,993		374,508
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	151,356	~~W~~	127,774	~~W~~	245,953

Current deferred tax assets-net (Note b)	~~W~~	61,152					~~W~~	67,637

Non-current:
Property and equipment	(~~W~~	196,446)	~~W~~	12,228	~~W~~	10,964	(~~W~~	195,182)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		—		5,973		1,488
Reserves for research and manpower development		(768,000)		(135,000)		(141,000)		(762,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(177,675)		(296,406)
Equity in (earnings) losses of affiliates		(5,025)		56,156		328		50,803
Equity in other comprehensive income of affiliates		(109,468)		—		(10,862)		(98,606)
Unrealized loss on valuation of long-term investment securities		58,116		219		182,113		(123,778)
Accrued severance indemnities		148,465		24,106		155,633		16,938
Deposits for severance indemnities		(148,465)		(3,568)		(148,610)		(3,423)
Loss on valuation of currency swap		13,244		4,195		—		17,439
Loss on valuation of currency swap (capital adjustment)		19,554		9,807		—		29,361
Loss on valuation of interest rate swap (capital adjustment)		—		2,747		—		2,747
Considerations for conversion right		(67,279)		—		(3,762)		(63,517)
Other		(10,647)		60,117		(1,911)		51,381

Total		(1,424,426)		31,007		(128,809)		(1,264,610)
Temporary differences unlikely to be realized		(65,447)		(97,197)		(1,336)		(161,308)

Total non-current cumulative temporary differences-net	(~~W~~	1,489,873)	(~~W~~	66,190)	(~~W~~	130,145)	(~~W~~	1,425,918)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	409,715)					(~~W~~	392,128)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the tax return for the year before the prior year.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other are as follows (In millions of Korean won):

	September 30, 2007		December 31, 2006

Deferred tax assets	~~W~~	39,713	~~W~~	93,697
Deferred tax liabilities		(907,996)		(584,038)

Deferred tax assets (liabilities), net	(~~W~~	868,283)	(~~W~~	490,341)

Current, net	~~W~~	27,798	~~W~~	40,113
Non-current, net	(~~W~~	896,081)	(~~W~~	530,454)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss)

Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	September 30, 2007		December 31, 2006

Gains on disposal of treasury stock	(~~W~~	38,004)	(~~W~~	38,341)
Considerations for conversion right		(16,006)		(17,086)
Unrealized loss on valuation of long-term investment Securities, net		(428,643)		(154,956)
Equity in capital adjustment of affiliates, net		(49,920)		(41,441)
Loss on valuation of currency swap, net		6,668		6,668
Gain (loss) on valuation of interest rate swap		(542)		125

Total	(~~W~~	526,447)	(~~W~~	245,031)

e.	Effective tax rate

Effective tax rates for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2007		2006		2007		2006

Income before income tax	~~W~~	1,051,188	~~W~~	645,935	~~W~~	2,174,304	~~W~~	1,650,637
Income tax expense		274,369		189,133		597,901		483,337

Effective tax rate		26.10%		29.28%		27.50%		29.28%

18.	COMPREHENSIVE INCOME

Details of comprehensive income for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

For the three and nine months ended September 30, 2007

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	776,819			~~W~~	1,576,403

Other comprehensive income:
Unrealized gain on valuation of long-term investment securities, net		318,496	(~~W~~	120,809)		721,539	(~~W~~	273,687)
Equity in capital adjustments of affiliates, net		(129,630)		44,005		6,492		(8,479)
Gain on valuation of currency swap, net		1,910		293		5,114		—
Gain on valuation of interest rate swap, net		303		(114)		1,759		(667)

Sub-total		191,079	(~~W~~	76,625)		734,904	(~~W~~	282,833)

Comprehensive income	~~W~~	967,898			~~W~~	2,311,307

For the three and nine months ended September 30, 2006

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	456,802			~~W~~	1,167,300

Other comprehensive income:
Unrealized gain on valuation of long-term investment securities, net		35,516	(~~W~~	13,472)		131,873	(~~W~~	50,021)
Equity in capital adjustments of affiliates, net		248		(1,372)		(12,765)		(1,893)
Gain (Loss) on valuation of currency swap, net		5,218		(1,979)		(7,110)		2,697
(Loss) on valuation of interest rate swap, net		(1,410)		535		(1,991)		756

Sub-total		39,572	(~~W~~	16,288)		110,007	(~~W~~	48,461)

Comprehensive income	~~W~~	496,374			~~W~~	1,277,307

19.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and nine months ended September 30, 2007 and 2006 are computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2007		2006		2007		2006

Net income and ordinary income	~~W~~	776,819	~~W~~	456,802	~~W~~	1,576,403	~~W~~	1,167,300
Weighted average number of common shares outstanding		72,667,459		73,314,653		72,667,459		73,531,415

Net income and ordinary income per share	~~W~~	10,690	~~W~~	6,231	~~W~~	21,693	~~W~~	15,875

Net income and ordinary income per share for the year ended December 31, 2006 are ~~W~~19,734 and net income and ordinary income per share for the three months ended March 31, 2007 and 2006 are ~~W~~5,454 and ~~W~~4,580, respectively, and for the three months ended June 30, 2007 and 2006 are ~~W~~5,550 and ~~W~~5,068, respectively.

The weighted average number of common shares outstanding for the three months and nine months ended September 30, 2007 and 2006 is calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For the three months ended September 30, 2007
At July 1, 2007	81,193,711	92 / 92	81,193,711
Treasury stock, at the beginning	(8,526,252)	92 / 92	(8,526,252)

Total	72,667,459		72,667,459

For the nine months ended September 30, 2007
At January 1, 2007	81,193,711	273 / 273	81,193,711
Treasury stock, at the beginning	(8,526,252)	273 / 273	(8,526,252)

Total	72,667,459		72,667,459

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For the three months ended September 30, 2006
At July 1, 2006	82,276,711	92 / 92	82,276,711
Treasury stocks at July 1, 2006	(8,563,054)	92 / 92	(8,563,054)
Retirement of treasury stock (note a)	(1,083,000)	34 / 92 (Note a)	(399,004)

Total	72,630,657		73,314,653

For the nine months ended September 30, 2006
At January 1, 2006	82,276,711	273 / 273	82,276,711
Treasury stocks at January 1, 2006	(8,662,415)	273 / 273	(8,662,415)
Conversion of convertible bonds into treasury stock (note b)	99,361	142 / 273 (Note b)	51,582
Retirement of treasury stock (note a)	(1,083,000)	34 / 273 (Note a)	(134,463)

Total	72,630,657		73,531,415

(note a)	The Company retired treasury stocks which were acquired on two different dates during the nine months ended September 30, 2006, and weighted number of shares was calculated considering each transaction date.

(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the nine months ended September 30, 2006 and weighted number of shares was calculated considering each transaction date.
Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2007 and 2006 are computed as follows (In millions of won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2007		2006		2007		2006

Adjusted net income and ordinary income	~~W~~	780,119	~~W~~	460,152	~~W~~	1,586,219	~~W~~	1,177,231
Adjusted weighted average number of common shares outstanding		74,284,990		75,000,469		74,336,745		75,265,373

Diluted net income and ordinary income per share	~~W~~	10,502	~~W~~	6,135	~~W~~	21,338	~~W~~	15,641

Diluted net income and ordinary income per share for the year ended December 31, 2006 are ~~W~~19,458 and diluted net income and ordinary income per share for the three months ended March 31, 2007 and 2006 are ~~W~~5,373 and ~~W~~4,516, respectively, and for the three months ended June 30, 2007 and 2006 are ~~W~~5,468 and ~~W~~4,996, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2007 and 2006 are calculated as follows (In millions of Korean won, except for share data):

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2007		2006		2007		2006

Net income and ordinary income	~~W~~	776,819	~~W~~	456,802	~~W~~	1,576,403	~~W~~	1,167,300
Effect of stock options (note a)		—		—		—		—
Effect of convertible bonds (note b)		3,300		3,350		9,816		9,931

Adjusted net income and ordinary income	~~W~~	780,119	~~W~~	460,152	~~W~~	1,586,219	~~W~~	1,177,231

Weighted average number of common shares outstanding		72,667,459		73,314,653		72,667,459		73,531,415
Effect of stock options (note a)		—		—		—		—
Effect of convertible bonds (note b)		1,617,531		1,685,816		1,669,286		1,733,958

Adjusted weighted average number of common shares outstanding	~~W~~	74,284,990	~~W~~	75,000,469	~~W~~	74,336,745	~~W~~	75,265,373

(note a)	For the three months and nine months ended September 30, 2007 and 2006, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and nine months ended September 30, 2007 and 2006 and for the year ended December 31, 2006, respectively.

(note b)	The effect of convertible bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
20.	RESTRICTED DEPOSITS
a.	At September 30, 2007, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KMPS Corporation, which was held by the Company and accounted for as available-for-sale securities. At September 30, 2007, certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as short-term deposits.
21.	INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 27, 2007, the Company declared and paid cash dividends during the three months ended September 30, 2007 based on outstanding number of common shares at June 30, 2007 as follows (in millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2007	Par value per share	Dividend ratio	Dividends

72,667,459	~~W~~500	200%	~~W~~72,667
22.	INSURANCE
As of September 30, 2007, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage

				US$	59,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,498,212	~~W~~	7,617,737

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

23. RELATED PARTY TRANSACTIONS
As of September 30, 2007 and December 31, 2006, the parent company and subsidiaries of the Company are as follows:
a.	Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business

Parent company	SK Corporation	21.8 (note a)	Manufacturing and selling petrochemicals
Subsidiary	SK Telink Co., Ltd.	90.8	Telecommunication service
²	SK Communications Co., Ltd.	85.9	Internet website services
²	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
²	Global Credit & Information Co., Ltd.	50.0	Credit and collection services
²	PAXNet Co., Ltd.	59.7	Internet website services
²	Seoul Records, Inc.	60.0	Release of music disc
²	Aircross Co., Ltd.	100.0	Wireless marketing related business
²	TU Media Corp.	32.7	Digital multi media broadcasting service
²	SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)	73.3	Telecommunication service
²	SK Telecom China Co., Ltd.	100.0	Telecommunication service
²	SK Telecom China Holding Co., Ltd.	100.0	Holding company in China
²	ULand Company Ltd.	70.1	Network and mobile value added service
²	IHQ, Inc.	37.1	Entertainment management
²	Philio Co., Ltd.	100.0	Cosmetics wholesale
²	Baba Club	100.0	Electronic commerce
²	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
²	SK Telecom International Inc.	100.0	Telecommunication service
²	Centurion IT Investment Association	37.5	Investment association
²	The First Music Investment Fund of SK-PVC	69.3	Investment association
²	The Second Music Investment Fund of SK-PVC	79.3	Investment association
²	SK-KTB Music Investment Fund	74.3	Investment association
²	IMM Cinema Fund	45.6	Investment association
²	Cyworld, Inc.	100.0 (note b)	Internet website services
²	Cyworld Japan Co., Ltd.	100.0 (note b)	Internet website services
²	SK Cyberpass Inc.	70.5 (note c)	Telecommunication service
²	YTN Media Inc.	51.4 (note c)	Broadcasting program production
²	Ntreev Soft Co., Ltd.	66.7	Game program production
²	IHQ USA, Inc.	100.0 (note c)	Surveying marketing information
²	SK Telecom Europe Ltd.	100.0	Wireless telecommunication related business
²	SK Telecom Advanced Tech & Service Center	100.0	Research & development
²	Cyworld Europe GmbH	50.2 (note c)	Internet website services
²	Cyworld China Ltd.	100.0 (note c)	Internet website services
²	SK I-Media Co., Ltd.	60.0 (note c)	Game software production

(note a)	The ownership percentage represents parent company’s ownership over the Company.

(note b)	The ownership percentage represents the total sum of the percentage ownership held by the Company and its subsidiaries.

(note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b.	Transactions and balances with related parties
Significant related party transactions for the three months and nine months ended September 30, 2007 and 2006, and account balances as of September 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended September 30, 2007						For nine months ended September 30, 2007
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:

SK Corporation	~~W~~	—	~~W~~	2,527	~~W~~	111	~~W~~	—	~~W~~	17,722	~~W~~	10,731

Subsidiaries:
SK Communications Co., Ltd.		—		9,234		1,543		156		27,590		4,873
TU Media Corp.		—		1,186		17,007		11		1,850		42,584
Global Credit & Information Co., Ltd.		—		13,486		313		—		41,046		1,178
PAXNet Co., Ltd.		—		3,193		2,532		—		9,388		3,177
SK Telink Co., Ltd.		—		3,508		6,014		—		9,995		15,935
SK Wyverns Baseball Club Co., Ltd.		—		4,200		—		—		14,877		17
Aircross Co., Ltd.		3		6,181		529		227		14,501		1,052
SK Telecom China Co., Ltd.		—		4,302		—		—		12,481		684
SK Telecom International Inc.		—		1,427		—		—		4,533		—
Others		—		1,766		2,776		1,000		5,536		3,602

Equity Method Investees:
Helio, LLC		—		—		283		—		—		1,761
SK C&C Co., Ltd.		77,907		67,908		1,810		104,164		166,687		6,235
Others		107		1,899		17,758		586		2,763		18,174

Others :
SK Engineering & Construction Co., Ltd.		46,449		1,788		660		181,873		4,420		2,474
SK Networks Co., Ltd.		8,846		184,259		3,937		22,305		509,359		9,159
Innoace Co., Ltd.		5,087		1,074		46		9,267		4,339		155
SK Telesys Co., Ltd.		37,448		1,756		440		174,740		5,250		2,264
Others		234		10,200		800		1,821		18,129		3,004

Total	~~W~~	176,081	~~W~~	319,894	~~W~~	56,559	~~W~~	496,150	~~W~~	870,466	~~W~~	127,059

	For three months ended September 30, 2006						For nine months ended September 30, 2006
	Purchases of		Commissions		Commission		Purchases of		Commissions		Commission
	property and		paid and		and		property and		paid and		and
	equipment		other expenses		other income		equipment		Other expenses		other income

Parent Company:
SK Corporation	~~W~~	5	~~W~~	9,274	~~W~~	1,663	~~W~~	859	~~W~~	25,233	~~W~~	6,759

Subsidiaries:
SK Communications Co., Ltd.		40		10,884		541		51		30,984		1,949
TU Media Corp.		—		414		14,500		528		1,055		36,394
Global Credit & Information Co., Ltd.		—		10,043		292		—		26,413		927
PAXNet Co., Ltd.		—		1,726		322		—		6,539		1,176
SK Telink Co., Ltd.		—		2,684		4,268		—		10,998		12,724
SK Wyverns Baseball Club Co., Ltd.		—		3,300		—		—		12,900		—
Aircross Co., Ltd.		780		5,178		217		830		11,848		420
Others		8		2,357		2		11		4,928		2

Equity Method Investees:
WiderThan Co., Ltd.:		374		29,795		9		1,341		77,791		981
Helio, LLC		—		—		15,123		—		—		28,044
SK C&C Co., Ltd.		41,493		68,729		1,770		87,269		210,607		5,637
Others		170		667		7,220		3,111		1,305		7,220

Others :
SK Engineering & Construction Co., Ltd.		76,868		2,224		520		123,072		3,299		1,911
SK Networks Co., Ltd.		821		118,703		3,049		2,705		336,834		8,514
Innoace Co., Ltd.		3,010		579		49		4,394		3,445		156
SK Telesys Co., Ltd.		49,920		1,020		758		133,659		2,187		1,807
Others		147		3,099		920		177		6,351		2,270

Total	~~W~~	173,636	~~W~~	270,676	~~W~~	51,223	~~W~~	358,007	~~W~~	772,717	~~W~~	116,891

b-(2) Account balances

	As of September 30, 2007
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	139	~~W~~	—

Subsidiaries:
SK Communications Co., Ltd.		2,272		—		—		—		3,631		5,606
TU Media Corp.		5,718		—		—		—		339		3,016
Global Credit & Information Co., Ltd.		65		—		—		—		4,393		—
PAXNet Co., Ltd.		11		—		—		—		1,168		150
SK Telink Co., Ltd.		1,792		—		—		—		468		1,198
SK Wyverns Baseball Club Co., Ltd.		317		575		4,132		—		—		—
Aircross Co., Ltd.		1,045		—		—		—		3,852		255
SK Telecom China Co., Ltd.		684		—		—		—		—		—
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)		4,176		—		—		—		—		—
Others		—		—		—		—		674		—

Equity Method Investees:
SK C&C Co., Ltd.		118		—		—		—		83,912		346
Helio, LLC.		682		—		—		—		—		—
Others		297		—		—		—		36		—

Others:
SK Engineering & Construction Co., Ltd.		208		—		—		—		48		1,135
SK Networks Co., Ltd.		1,555		—		—		113		45,838		3,508
Innoace Co., Ltd.		—		—		—		—		1,644		2,291
SK Telesys Co., Ltd.		1,788		—		—		—		33,484		—
Others		597		—		—		1,204		1,402		248

Total	~~W~~	21,338	~~W~~	575	~~W~~	4,132	~~W~~	1,317	~~W~~	181,028	~~W~~	17,753

	As of December 31, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	3,560	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	7,962	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		535		—		—		—		7,255		5,459
SK Wyverns Baseball Club Co., Ltd.		475		1,150		4,132		—		—		—
Global Credit & Information Co., Ltd.		82		—		—		—		7,645		—
PAXNet Co., Ltd.		121		—		—		—		913		—
SK Telink Co., Ltd.		4,352		—		—		—		2,209		955
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)		10,948		—		—		—		—		—
SK Telecom International Inc.		—		—		—		—		1,673		—
Others		16		—		—		—		564		—

Equity Method Investees:
SK C&C Co., Ltd.		650		—		—		—		86,332		346
Helio, LLC.		13,335		—		—		—		—		—
TU Media Corp.		6,369		—		—		—		886		3,016
Others		4,316		—		—		—		4,053		226

Others:
SK Engineering & Construction Co., Ltd.		258		—		—		—		1,635		942
SK Networks Co., Ltd.		771		—		—		113		69,546		3,010
Innoace Co., Ltd.		1		—		—		—		13,574		2,291
SK Telesys Co., Ltd.		12		—		—		—		51,531		—
Others		847		—		—		900		12,078		—

Total	~~W~~	46,648	~~W~~	1,150	~~W~~	4,132	~~W~~	1,304	~~W~~	267,856	~~W~~	22,419

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the three months ended						For the nine months ended
	September 30, 2007						September 30, 2007
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

12 Registered directors (including outside directors)	~~W~~	532	~~W~~	141	~~W~~	673	~~W~~	4,243	~~W~~	581	~~W~~	4,824

	For the three months ended						For the nine months ended
	September 30, 2006						September 30, 2006
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

12 Registered directors (including outside directors)	~~W~~	507	~~W~~	136	~~W~~	643	~~W~~	3,687	~~W~~	799	~~W~~	4,486

In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. During the nine months ended September 30, 2007, the exercisable period elapsed and those stock options representing 15,110 shares have expired.
24.	PROVISION FOR MILEAGE POINTS
The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points and Point Box”) to its subscribers based on their usage of the Company’s services. Mileage points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the nine months ended September 30, 2007 and 2006 are as follows (In millions of Korean won):

	September 30, 2007		September 30, 2006
	(note a)		(note a)

Beginning balance	~~W~~	52,593	~~W~~	52,172
Increase		11,479		9,679
Decrease (used points)		(8,521)		(9,381)
Decrease (reversal of provision for mileage points)		(27,151)		—

Ending balance	~~W~~	28,400	~~W~~	52,470

(note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17 [See Note 2(p)], Mileage points’ provision is recorded at the present value.

Mileage points expire after 5 years. The expected year when unused mileage points as of September 30, 2007 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected year of the usage (note b)	Estimated amount to be paid In nominal value (Note b)		Current value (note b)

Within September 2008	~~W~~	12,387	~~W~~	11,691
Within September 2009		8,203		7,308
Within September 2010		5,479		4,607
Within September 2011		3,686		2,925
Within September 2012		2,495		1,869

Ending balance	~~W~~	32,250	~~W~~	28,400

(note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

25.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2007, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~12,843 million (excluding tax effect totaling ~~W~~6,668 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~68,124 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2007, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,469 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~2,730 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of September 30, 2007, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,430 million (excluding tax effect totaling ~~W~~542 million) was accounted for as accumulated other comprehensive income.

c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other 8 banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, gain on valuation of currency swap of ~~W~~10,482 million for the nine months ended September 30, 2007 were charged to current operations.

d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~1,427 million and ?8,553 million for the nine months ended September 30, 2007 and 2006 were charged to current operations.

Also, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~6,258 million for the nine months ended September 30, 2007 was charged to current operations.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and five other banks to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom Ltd. which was acquired on July 5, 2006. However, as the Company converted the convertible bonds into the common stock of China Unicom in September 2007, the Company has entered into another fixed-to-fixed cross currency swap contract with Hana Bank and five other banks to liquidate the existing currency swap contract. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain and loss on valuation of currency swap of ~~W~~3,194 million and ~~W~~12,364 million, respectively, for the nine months ended September 30, 2007 were charged to current operations.

Furthermore, the Company has entered into a fixed-to-fixed cross currency swap contract with Calyon Bank and other 2 banks to hedge foreign currency risk of U.S. dollar denominated MMDA totaling US$220,000,000. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain and loss on valuation of currency swap of ~~W~~75 million and ~~W~~837 million, respectively, for the nine months ended September 30, 2007 were charged to current operations.

As of September 30, 2007, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of September 30, 2007 are as follows (In thousands of U.S. dollars, H.K. dollars and millions of Korean won):

				Fair value
				Designated		Designated
			Duration	as cash		as fair		Not
Type	Hedged item	Amount	of contract	flow hedge		value hedge		designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond issued by China Unicom	US$1,000,000	Jul. 5, 2007~ Oct. 5, 2007	~~W~~	—	~~W~~	—	~~W~~	3,194	~~W~~	3,194

Fix-to-fixed cross currency swap	U.S. dollar denominated MMDA	US$40,000	Sep. 28, 2007~ Oct. 31,2007		—		—		75		75

Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$10,940,900	Sep. 11, 2007~ Sep. 16, 2008		—		10,482		—		10,482

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$400,000	Jul. 20, 2007~ Jul. 20, 2017		—		—		6,258		6,258

Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~200,000	Jun. 29, 2006~ Jun. 29, 2010		1,972		—		—		1,972

Total assets				~~W~~	1,972	~~W~~	10,482	~~W~~	9,527	~~W~~	21,981

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated MMDA	US$180,000	July 26, 2007~ Dec 31, 2007	~~W~~	—	~~W~~	—	~~W~~	837	~~W~~	837

Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond issued by China Unicom	US$1,000,000	Sep. 11, 2007~ Oct. 5, 2007		—		—		12,364		12,364

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$300,000	Mar. 23, 2004~ Apr. 1, 2011		87,635		—		—		87,635
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$100,000	May 27, 2004~ May 27, 2009		—		—		23,929		23,929
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$100,000	Oct. 10, 2006~ Oct. 10, 2013		1,261		—		—		1,261

Total liabilities				~~W~~	88,896	~~W~~	—	~~W~~	37,130	~~W~~	126,026

26.	COMMITMENTS

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$220 million from 2005 through September 30, 2007 (to maintain 50% of equity interest in the Joint venture Company). In addition, the Company has invested US$30,000,000 in SK Telecom USA Holdings, Inc. on July 25, 2007 in accordance with the resolution of the Company’s board of directors dated June 29, 2007, of which additional investment of up to US$100,000 million was approved. In addition, the Company has invested US$30,000,000 in SK Telecom USA Holdings, Inc. on September 21, 2007, in accordance with the resolution of the Company’s board of directors dated September 20, 2007, of which additional investment of up to US$200,000 million in SK Telecom USA Holdings, Inc was approved. Helio, LLC extensively launched cellular voice and data services across the United States of America in May 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

27.	STATEMENTS OF CASH FLOWS

The statements of cash flows are prepared using the indirect method and there was no significant non-cash transaction for the three months and nine months ended September 30, 2007.

Significant non-cash transactions for the three months and nine months ended September 30, 2006 are as follows (In millions of Korean won):

	For the three months		For the nine months
	ended September 30, 2006		ended September 30, 2006

Conversion of convertible bonds	~~W~~	—	~~W~~	21,575
Retirement of treasury stock		209,077		209,077
28.	SUBSEQUENT EVENTS
a.	Acquisition of treasury stock

In accordance with the resolution of board of directors dated November 2, 2007, the Board approves the plan to acquire 471,000 shares of treasury stock in the market for the period from November 9, 2007 to February 27, 2008, in order to enhance the value of stockholders and stabilize the stock price.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: January 4, 2008